FORM 6 - K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
As of 5/5/2010
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Terniums’ notice of Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium’s 2009 Annual Report.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.
By:	/s/ Raúl Darderes
	Name:	Raúl Darderes
	Title:	Secretary to the Board of Directors

Dated: May 5, 2010

May 5, 2010
Dear Ternium Shareholders and ADR holders,
I am pleased to invite you to attend the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders of TERNIUM S.A., société anonyme holding (the “Company”), both to be held on Wednesday, June 2, 2010, at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy, L-1855 Luxembourg. The Annual General Meeting of Shareholders will begin promptly at 2:30 p.m., local time, and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.
At the Annual General Meeting of Shareholders, you will hear a report on the Company’s business, financial condition and results of operations and will have the chance to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors. Subsequently, the Extraordinary General Meeting will resolve on the renewal of the validity of the Company’s authorized share capital and the authorizations to the Board of Directors of the Company with respect to any issuance of shares within such authorized share capital, in each case, for a further five-year period and otherwise on their current terms and conditions.
The Notice and Agenda for both meetings, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2009 annual report (which includes the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, and the Company’s annual accounts as at December 31, 2009, together with the board of directors’ and the independent auditors’ reports thereon), are available free of charge at the Company’s registered office in Luxembourg and on our website at http://www.ternium.com/en/investor/. They may also be obtained upon request, by calling +352 26 68 31 52 or +1 800 555 2470 (the latter number is toll free if you call from the United States).
Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at both meetings. You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or your broker/custodian, for instructions on how to exercise your vote by proxy.

Yours sincerely, Paolo Rocca Chairman

THE BANK OF NEW YORK MELLON
101 Barclay Street
New York, NY 10286
Re: TERNIUM S.A.
To:	Registered Holders of American Depositary Receipts (“ADRs”) for ordinary shares, USD 1.00 par value each (the “Shares”), of Ternium S.A. (the “Company”):
The Company has announced that its Annual General Meeting of Shareholders will be held on June 2, 2010, at 2:30 p.m. (Central European Time) and that an Extraordinary General Meeting of Shareholders of the Company will be held immediately after the adjournment of the Annual General Meeting of Shareholders. Both meetings will take place at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. A copy of the Company’s Notice of Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders, which includes the agenda for such meetings, is available on the Company’s website at http://www.ternium.com/en/investor/.
The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2009 annual report (which includes the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007; and the Company’s annual accounts as at December 31, 2009, together with the Board of Directors and independent auditors reports thereon), are available on the Company’s website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1-800-555-2470 (the latter number is toll free if you call from the United States). They are also available free of charge at the Company’s registered office in Luxembourg.
Each holder of ADRs as of April 28, 2010 is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Elegible holders of ADRs who desire to give voting instructions in respect of the Shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on May 28, 2010. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on May 28, 2010, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York City time, on May 28, 2010, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote that amount of Shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.
Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York City time, on May 28, 2010. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.
In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 28, 2010, until May 28, 2010.
IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON MAY 28, 2010.
THE BANK OF NEW YORK MELLON
Depositary
May 5, 2010
New York, New York

TERNIUM S.A.

Société Anonyme Holding

46A, Avenue John F. Kennedy
L-1855, Luxembourg

RCS Luxembourg B 98 668

     Notice of the Annual General Meeting of Shareholders to be held on June 2, 2010 at 2:30 p.m. C.E.T. and of an Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders.

Notice is hereby given to holders of shares of TERNIUM S.A., société anonyme holding (the “Company”), that the Annual General Meeting of Shareholders of the Company will be held on June 2, 2010, at 2:30 p.m. (Central European Time) and an Extraordinary General Meeting of Shareholders of the Company will be held immediately after the adjournment of the Annual General Meeting of Shareholders of the Company. Both meetings (the “Meetings”) will be held at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. The items listed below will be submitted to the vote of the shareholders.
Agenda for the Annual General Meeting of Shareholders
1.
Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2009.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2009.

5.	Election of the members of the Board of Directors.

6.	Compensation of the members of the Board of Directors.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2010 and approval of their fees.

8.
Authorization to the Company, or any subsidiary, from time to time to purchase, acquire or receive shares of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

9.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

10.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.
Agenda for the Extraordinary General Meeting of Shareholders
1.	Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:
•
the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting;

•
the renewal of the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve;

•
the renewal of the authorization to the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

•
decision that for as long as (but only for as long as) the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

(a)	any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); and

(b)	any issuance of shares against a contribution other than in cash; and

(c)
any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and

(d)
any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association) (collectively, the “Beneficiaries”), including without limitation the direct issue of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

•
the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders and related waiver; and

•	amendment of article 5 of the articles of association of the Company to reflect the resolutions on this item of the agenda.
Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by a simple majority of the votes cast, irrespective of the number of shares present or represented. The Extraordinary General Meeting of Shareholders may validly deliberate only when at least half of the share capital is represented. If the required quorum is not met at the Extraordinary General Meeting of Shareholders, a second meeting may be convened by means of notices published twice, at fifteen (15) days interval and with the second notice being published not later than fifteen (15) days before the day of the meeting, in the Mémorial — Recueil des Sociétés et Associations (Luxembourg Official Gazette) and two newspapers in Luxembourg. Such notices shall in addition be made in accordance with the publicity requirements of the regulated markets where the Shares, or other securities representing Shares, are listed. On second call, the Extraordinary General Meeting of Shareholders may validly deliberate regardless of the number of shares represented. Either on first or second call, the Extraordinary General Meeting of Shareholders may validly adopt resolutions with a two-thirds majority of the votes of the shares represented.
Procedures for attending the Meetings
Any shareholder who holds one or more share(s) of the Company on May 28, 2010 (the “Record Date”) shall be admitted to the Meetings. Holders of shares as of the Record Date may also vote by proxy.
Those shareholders who have sold their shares between the Record Date and the date of the Meetings must not attend or be represented at any of the Meetings. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of April 28, 2010 are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Elegible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs at the Meetings must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on May 28, 2010. Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank.
The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for each of the Meetings, and further details on voting procedures) and the forms furnished by the Company in connection with the Meetings, may be obtained from the Company’s registered office located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, between 10:00 a.m. and 5:00 p.m. (local time).
Copies of the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2009 annual report (which includes the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007; and the Company’s annual accounts as at December 31, 2009, together with the board of directors’ and the independent auditors’ reports thereon) are available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 800 555 2470 (the latter number is toll free if you call from the United States). These documents are also available free of charge at the Company’s registered office in Luxembourg.
Raúl H. Darderes
Secretary to the Board of Directors
May 5, 2010
Luxembourg

TERNIUM S.A.
Société Anonyme Holding
46A, Avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 98 668

SHAREHOLDER MEETING BROCHURE AND PROXY STATEMENT

Annual General Meeting of Shareholders to be held on June 2, 2010 at 2:30 p.m. C.E.T. and
Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the
Annual General Meeting of Shareholders

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A., société anonyme holding (the “Company”), in connection with the Annual General Meeting of Shareholders of the Company to be held on June 2, 2010, starting at 2:30 p.m., Central European Time, and an Extraordinary General Meeting of Shareholders of the Company to be held immediately after the adjournment of the Annual General Meeting of Shareholders of the Company (the “Meetings”) for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders (the “Notice”), at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg.
As of April 28, 2010, there were issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares).
Each Share entitles the holder thereof to one vote at General Meetings of Shareholders of the Company.
Any holder of one or more Share(s) as of May 28, 2010 shall be admitted to the Meetings. Holders of Shares as of May 28, 2010 may also vote by proxy.
Each holder of ADRs as of April 28, 2010 is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Elegible holders of ADRs who desire to give voting instructions in respect of the Shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on May 28, 2010. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on May 28, 2010, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York City time, on May 28, 2010, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote that amount of Shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs. Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York City time, on May 28, 2010. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time. In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 28, 2010 until May 28, 2010.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank.
Holders of ADRs traded in the New York stock exchange need not have their ADRs blocked for trading.
The Meetings will appoint a chairperson pro tempore to preside over the Meetings. The chairperson pro tempore will have broad authority to conduct the Meetings in an orderly and timely manner and to establish rules for shareholders who wish to address the Meetings; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.
Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by a simple majority of the votes cast, irrespective of the number of shares present or represented. The Extraordinary General Meeting of Shareholders may validly deliberate only when at least half of the share capital is represented. If the required quorum is not met at the Extraordinary General Meeting of Shareholders, a second meeting may be convened by means of notices published twice, at fifteen (15) days interval and with the second notice being published not later than fifteen (15) days before the day of the meeting, in the Mémorial — Recueil des Sociétés et Associations (Luxembourg Official Gazette) and two newspapers in Luxembourg. Such notices shall in addition be made in accordance with the publicity requirements of the regulated markets where the Shares, or other securities representing Shares, are listed. On second call, the Extraordinary General Meeting of Shareholders may validly deliberate regardless of the number of shares represented. Either on first or second call, the Extraordinary General Meeting of Shareholders may validly adopt resolutions with a two-thirds majority of the votes of the shares represented.
The Annual General Meeting of Shareholders is called to address and vote on the following agenda:
1.
Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007

The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, after due consideration of the reports from each of the Board of Directors and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2009 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (800) 555 2470 (the latter number is toll free if you call from the United States). Copies of the Company’s 2009 annual report are also available free of charge at the Company’s registered office in Luxembourg.
2.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2009
The Board of Directors recommends a vote FOR approval of the Company’s annual accounts as at December 31, 2009, after due consideration of the Board of Directors’ management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2009 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (800) 555 2470 (the latter number is toll free if you call from the United States). Copies of the Company’s 2009 annual report are also available free of charge at the Company’s registered office in Luxembourg.

3.	Allocation of results and approval of dividend payment
The Board of Directors recommends a vote FOR approval of a dividend payable in U.S. dollars on June 10, 2010 in the amount of USD 0.05 per share issued and outstanding. Accordingly, if this dividend proposal is approved, the Company will make, or cause to be made, a dividend payment on June 10, 2010 in the amount of USD 0.05 per share issued and outstanding and USD 0.50 per ADR issued and outstanding. The aggregate amount of USD 100,237,172.10 to be distributed as dividend on June 10, 2010 is to be paid from the Company’s distributable reserve account. The profits of the year ended December 31, 2009 of USD 78,097,648.00 will be allocated to the Company’s retained earnings account.
Upon approval of this resolution, it is proposed that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment.
4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2009
In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2009, the members of the Board of Directors be discharged from any liability in connection with the management of the Company’s affairs during such year.
5.	Election of the members of the Board of Directors
The Company’s Articles of Association provide for the annual election by the shareholders of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.
Under the Company’s Articles of Association and applicable U.S. laws and regulations, effective on February 1, 2006, the Company is required to have an Audit Committee comprised solely of directors who are independent.
The present Board of Directors of the Company consists of eleven Directors. Three members of the Board of Directors (Messrs. Ubaldo Aguirre, Adrian Lajous and Pedro Pablo Kuczynski) qualify as independent members under the Company’s Articles of Association and applicable law and are members of the Audit Committee.
It is proposed that (i) the number of members of the Board of Directors be maintained at eleven, (ii) Messrs. Ubaldo Aguirre, Roberto Bonatti, Wilson Nélio Brumer, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil be re-elected as members of the Board of Directors and (iii) Mr. Ronald Seckelmann be appointed as member of the Board of Directors.
Set forth below is summary biographical information of each of the candidates:
1) Mr. Ubaldo Aguirre*. Mr. Aguirre has served on the Company’s board of directors since 2006. He is a managing director of Aguirre, Gonzalez and Marx S.A., an Argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A. and since 2000 as member of the board of directors of URS Argentina S.A. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. (“Siderar”). Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 61, is an Argentine citizen.

2) Mr. Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin N.V. (“San Faustin”). Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. and Tecpetrol S.A. (“Tecpetrol”). He is also a member of the board of directors of Tenaris S.A. (“Tenaris”), Siderca S.A.I.C. (“Siderca”) and Siderar. Mr. Bonatti, aged 60, is an Italian citizen.
3) Mr. Wilson Nélio Brumer. Mr. Brumer has served as a director of the Company since 2008. He is chief executive officer and former chairman of the board of directors of Usinas Siderurgicas de Minas Gerais S/A — USIMINAS (“Usiminas”). He was Secretary of State of Economic Development in the State of Minas Gerais, Brazil. He also served as Chairman and Vice-Chairman of the Board of Directors of Companhia Vale Do Rio Doce, Chairman of the Board of Directors of BHP Billiton in Brazil, and President of Acesita S.A. Throughout his career, Mr. Brumer served as member of the Board of Directors of several Brazilian companies and entities related to the steel industry. Mr. Brumer, aged 61, is a Brazilian citizen.
4) Mr. Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”), and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 59, is an Argentine citizen.
5) Mr. Pedro Pablo Kuczynski*. Mr. Kuczynski has served as a member of the Company’s Board of Directors since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. Mr. Kuczynski, aged 71, is a U.S. and Peruvian national.
6) Mr. Adrian Lajous*. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as the senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous, aged 66, is a Mexican citizen.
7) Mr. Bruno Marchettini. Mr. Marchettini has served on the Company’s Board of Directors since 2006. Mr. Marchettini is senior advisor in technological matters for the Techint group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin and Techint Financial Corporation N.V. Mr. Marchettini, aged 68, is an Italian citizen.
8) Mr. Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Tenaris, president of the Humanitas Group, and president of the board of directors of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca, aged 62, is an Italian citizen.
9) Mr. Paolo Rocca. Mr. Rocca has served as chairman of the Company’s Board of Directors since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris and chairman of the board of directors of Tamsa. In addition, he is a member of the board of directors and vice president of San Faustín and a director of Techint Financial Corporation N.V. Mr. Rocca is chairman of the World Steel Association and member of the International Advisory Committee of NYSE Euronext (New York Stock Exchange). Mr. Rocca, aged 57, is an Italian citizen.

10) Mr. Ronald Seckelmann. Mr. Seckelmann currently serves as chief financial officer of Usiminas. He began his career in Cargill Agricola S.A. (1978) and continued in Alcoa Aluminio S.A. (1980-1988) and Cía. Vidraria Santa Marina S.A. (1988-1992). In 1992 he joined Igaras Papéis e Embalagens S.A. reaching the position of Vicepresident, Administration & Finance. He was chief financial officer and investor relation officer of Klabin S.A. (2000-2008) and Director Vicepresident, Finance of Bertin S.A. (2008-2009). Mr. Seckelmann, aged 53, is a Brazilian citizen.
11) Mr. Daniel Agustin Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. Mr. Novegil joined Propulsora Siderurgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. Mr. Novegil, aged 57, is an Argentine citizen.

*	Independent directors
Each elected director will hold office until the next Annual General Meeting of Shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on June 1, 2011.
The Board of Directors of the Company met eight times during 2009. On January 12, 2006, the Board of Directors created an Audit Committee pursuant to Article 11 of the Articles of Association of the Company. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.
6.	Compensation of the members of the Board of Directors
It is proposed that each of the members of the Board of Directors receive an amount of USD 70,000.00 as compensation for their services during the fiscal year 2010, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 280,000.00. It is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 50,000.00, and that the Chairman of such committee receive, further, an additional fee of USD 10,000.00.
7.	Appointment of the independent auditors for the fiscal year ending December 31, 2010 and approval of their fees
Based on the recommendation from the Audit Committee, the Board of Directors recommends a vote FOR the appointment of PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2010, to be engaged until the next Annual General Meeting of Shareholders that will be convened to decide on the 2010 accounts.
In addition, the Board of Directors recommends a vote FOR approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2010, broken-down into four currencies (Argentine Pesos, Euro, Mexican Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 5,860,046.00; EUR 71,762.00; MXN 12,273,345.00 and USD 197,726.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. The Board of Directors also recommends that its Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8.
Authorization to the Company, or any subsidiary, from time to time to purchase, acquire or receive shares of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations

It is recommended that the authorization to the Company and to the Company’s subsidiaries to acquire, from time to time, Shares, including Shares represented by ADRs, granted by the Annual General Meeting of Shareholders held on June 3, 2009, be cancelled and that a new authorization be granted to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time, Shares, including Shares represented by ADRs, on the following terms and conditions:
1.
The maximum number of Shares, including Shares represented by ADRs, acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the Shares or ADRs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market.

2.
The acquisitions of Shares may be made in one or more transactions as the Board of Directors of the Company or the board of directors or other governing body of the relevant entity, as applicable, considers advisable. The number of Shares acquired as a block may amount to the maximum permitted amount of purchases.

3.
The purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased. In the case of purchases of Shares other than in the form of ADRs, the maximum and minimum per Share purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying Shares represented by an ADR at the time of the relevant purchase. Such maximum and minimum purchase prices shall also apply to over-the-counter or off-market transactions. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

4.
The above maximum and minimum purchase prices shall, in the event of a change in the par value of the Shares, a capital increase by means of a capitalization of reserves, a distribution of Shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the Shares shall be reflected.

5.	The acquisitions of Shares may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

6.	Only fully paid-up Shares may be acquired pursuant to this authorization.

7.
The acquisitions of Shares may be carried out for any purpose, as may be permitted under applicable laws and regulations, including, without limitation, to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

8.
The acquisitions of Shares may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Shares or other securities representing Shares are traded, through public offers to all shareholders of the Company to buy Shares, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner.

9.
The acquisitions of Shares may be carried out at any time and from time to time during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

10.
The authorization granted to acquire Shares shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, five years).

11.
The acquisitions of Shares shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that any such purchase shall comply with Article 49-2 et. seq. of the Luxembourg Law of 10 August 1915 on commercial companies, as amended (or any successor law) and, in the case of acquisitions of Shares made through a stock exchange in which the Shares or other securities representing Shares are traded, with any applicable laws and regulations of such market.

It is recommended that the Annual General Meeting of Shareholders grant this authorization and further grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s Articles of Association or the articles of association or other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Shares, and, in particular, to place any stock exchange orders, conclude any agreements, including, without limitation, for keeping registers of purchases and sales of Shares, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid. The Board of Directors is expressly authorized to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.
9.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members
It is proposed that the Board of Directors of the Company be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.
10.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact
In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board of Directors of the Company (the “Board”) to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board to appoint any non-members of the Board as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles of Association of the Company.

The Extraordinary General Meeting of Shareholders is called to address and vote on the following agenda:
1.	Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:
•
the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting;

•
the renewal of the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve;

•
the renewal of the authorization to the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

•
decision that for as long as (but only for as long as) the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

(a)	any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); and

(b)	any issuance of shares against a contribution other than in cash; and

(c)
any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and

(d)
any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association) (collectively, the “Beneficiaries”), including without limitation the direct issue of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

•
the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders and related waiver; and

•	amendment of article 5 of the articles of association of the Company to reflect the resolutions on this item of the agenda.
The Board of Directors recommends a vote FOR the approval of the renewal of the authorized share capital of the Company and related authorizations and waivers on the terms set forth in the above Agenda.
The Board of Directors is of the opinion that the successful implementation and development of the Company and its group’s long term strategy will depend, among other factors, on the Company’s ability to grow through acquisitions or other investments on the best possible terms, and that the existence of the preferential subscription rights provided for by Luxembourg law for the benefit of existing shareholders will seriously reduce the flexibility of the Company to finance its operations and potential growth through issuances of shares; in addition, the preferential subscription rights procedure contemplated by Luxembourg law would, in some cases, risk delaying increases in share capital and issuances of new shares at times when timing may be of the essence.

Accordingly, the Board of Directors believes it to be in the Company’s best interest that the Board of Directors be authorized to negotiate and conclude acquisitions, investments, joint venture and other transactions using shares or rights to shares (either at or below market price, and including by way of incorporation of reserves) of the Company’s capital as consideration. Similarly, the Board of Directors believes that the interest of the Company requires that maximum flexibility be granted so that the Company is able to react quickly and without delay to any suitable acquisition, investment, joint venture or other strategic proposals or projects and/or to secure financing in connection thereto by issuing or offering to issue shares within the limits of the proposed authorization.
The Board of Directors also believes that the interest of the Company requires that the Board of Directors be authorized to issue such shares or rights thereto either at or below market price, as it may be necessary or convenient in light of the facts and circumstances of the transaction in question or its strategic significance.
The Board of Directors further believes that in order for the Company and its group to maximize its ability to attract and retain valuable directors, managers, officers, agent or employees, it is in the best interest of the Company to retain the flexibility to offer to such persons shares or conversion, option or similar plans or incentive programs permitting the subscription of shares in the Company either at or below market price. Such plans and programs, by serving the purpose of facilitating the recruitment or retention of key employees and executives, would enable the Company and its group to secure, further strengthen and develop its market position and continue the implementation of the Company’s long term strategy.
Accordingly, the Board of Directors believes that issuances of shares as compensation to, or to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliated companies should be made by the Board of Directors upon such terms and conditions as it deems fit and without reserving pre-emptive subscription rights to existing shareholders; provided, however, that any such issuances shall be limited to 1.5% of the Company’s issued share capital from time to time.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on June 1, 2011. Any shareholder who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the registered office of the Company, located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, not later than 4:00 P.M. (local time) on February 18, 2011, in order for such proposal to be considered for inclusion on the agenda for the 2011 Annual General Meeting of Shareholders.

PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the Annual General Meeting of Shareholders to respond to questions.
Raúl H. Darderes
Secretary to the Board of Directors

Ternium
2009 Annual Report

Ternium 2009 Annual Report Contents

Company Profile & Strategy
Ternium is a leading steel company in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, and hot-rolled and cold-rolled steel, as well as slit and cut-to-length offerings through our service centers. We also produce long steel products, such as bars and wire rod, and metal building components.
Our customers range from large global companies to small businesses operating in the construction, home appliances, capital goods, container, food, energy and automotive industries. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.
Ternium has a deeply engrained industrial culture. With an annual production capacity of approximately 9 million tons of finished steel products and 14,000 employees, Ternium has production facilities located in Mexico, Argentina, the southern United States and Guatemala, as well as a network of service and distribution centers in Latin America that provide it with a strong position from which to serve its core markets.
Our favorable access to iron ore sources and proprietary mines, diversified steel production technology and proximity to local steel consuming markets, enable us to optimize logistic costs, adapt to fluctuating input cost conditions and differentiate from our competitors through the offer of valuable services to our customer base.
We operate with a broad and long-term perspective. We take steps to improve the quality of life for our employees and their families as well as the local communities in which we operate.
Note:	Ternium S.A. is a Luxembourg company and its securities are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as “Ternium” or “we.”

Operating and Financial Highlights
The financial and operational information contained in this annual report is based on the consolidated financial statements of Ternium S.A. (the “Company”), prepared in accordance with International Financial Reporting Standards (IFRS) and presented in US dollars and metric tons.

	2009	2008	2007	2006
SALES VOLUME (thousand tons)

Flat products	5,305.2	6,325.5	5,718.9	4,693.3
Long products	1,055.6	1,217.2	1,261.2	1,234.6
Total flat and long products	6,360.8	7,542.7	6,980.1	5,927.8

FINANCIAL INDICATORS (US$ millions)

Net sales	4,959.0	8,464.9	5,633.4	4,484.9
Operating income	296.4	1,676.0	836.8	1,001.8
EBITDA (1)	708.5	2,089.6	1,192.1	1,253.2
Income before income tax expense	430.4	880.8	707.2	899.2
Discontinued operations (2)	428.0	157.1	579.9	444.5
Net income attributable to:
Equity holders of the Company	717.4	715.4	784.5	795.4
Minority interest	49.7	159.7	211.3	195.2

Net income for the year	767.1	875.2	995.8	990.6

Free cash flow (3)	953.2	(70.4)	592.1	439.1
Capital expenditures	208.6	587.9	344.3	314.9

BALANCE SHEET (US$ millions)

Total assets	10,292.7	10,671.2	13,649.1	8,658.3
Total financial debt	2,326.7	3,267.3	4,082.3	1,053.8
Net financial debt	184.1	2,111.8	2,891.1	410.6
Total liabilities	4,031.4	5,109.8	7,391.2	3,274.6
Capital and reserves attributable to the Company’s equity holders	5,296.3	4,597.4	4,452.7	3,757.6
Minority interest	964.9	964.1	1,805.2	1,626.1

STOCK DATA (US$ per share / ADS)

Basic earnings per share	0.36	0.36	0.39	0.41
Basic earnings per ADS (4)	3.58	3.57	3.91	4.11

Weighted average number of shares outstanding (5) (thousand shares)	2,004,743.4	2,004,743.4	2,004,743.4	1,936,833.1

(1)	EBITDA is calculated as operating income plus depreciation and amortization, and impairment charges.

(2)
Discontinued Operations include results from Sidor (an operating subsidiary in Venezuela nationalized by the Venezuelan government in 2008) and from certain non-core U.S. assets that were sold in 2008. For further details, see note 29 (Discontinued operations) to the Company’s consolidated financial statements included elsewhere in this annual report.

(3)	Free cash flow is calculated as net cash provided by continuing operating activities less capital expenditures.

(4)	Each ADS represents 10 shares.

(5)	Shares outstanding were 2,004,743,442 as of December 31 of each year.

Chairman’s Letter
In 2009, the effects of the global financial and economic crisis were clearly felt in our industry. With the remarkable exception of China, apparent consumption of steel was affected by the decline in industrial production and adjustment of inventories. Global steel consumption ex-China declined by 25% year on year marking an abrupt end to the strong expansionary cycle that began in 2002. As we enter 2010, however, the recovery in demand, which began to manifest itself in the second half of 2009, is slowly consolidating along with industrial production.
Ternium has performed well in the crisis and is in a good position to resume growth as the recovery unfolds. Net sales fell 41% year on year to US$5.0 billion but operating results remained positive as we took quick action to adjust production levels, reduce working capital and structural costs, and downsize capital expenditure. Our financial position has been transformed as net debt was reduced by US$1.9 billion to US$0.2 billion at the end of the year.
In May 2009, we reached an agreement with the Venezuelan government over compensation for the nationalization of Sidor. To date, we have collected US$1.25 billion out of the US$1.97 billion settlement. The amounts collected have contributed to the reduction in our net debt position.
The recovery in demand for our products is being led by higher industrial activity in Mexico, where the export oriented industries are benefiting from the country’s strong competitiveness, and by higher demand from our industrial customers in South America, a region that is being favored by high commodity prices. As a result, capacity utilization in our facilities, currently at approximately 85%, should continue improving gradually during the year.
Steel prices are increasing as raw material costs reflect increased demand, mainly from China. In addition, the new dynamic of quarterly pricing in iron ore contracts will bring higher volatility to the steel industry cost base. We have relatively low exposure to iron ore price fluctuations due to our mines in Mexico and in our Mexican operations we use natural gas to process iron ore thus limiting our exposure to metallurgical coal prices. Our diversified and flexible cost structure should help us sustain our margins in this environment of rising costs for the industry.
After re-dimensioning our investment and expansion plans in the light of the new market realities, we are moving forward with a series of initiatives aimed at securing and strengthening our competitive advantages for the long-term and at developing products and services that foster investment in our markets and facilitate enduring relationships with our customers. While in South America we are working on different projects to increase our semi-finished products integration, in Mexico we are working on a project to build additional cold rolling and coating lines to expand our product range available to the automotive industry, and we are enhancing our service and distribution center network to be able to better reach the largest retail steel consumption areas in the country. In addition, we recently announced an acquisition in Colombia that will expand our presence in this country’s flat and long steel market through an extensive processing and distribution network, as well as long products steelmaking capacity.
Our program to support small and medium enterprises, both suppliers and customers, in Mexico and Argentina, was particularly active in 2009. The program, now in its eighth year, focuses on improving the competitiveness of these entities through transferring managerial and technical skills. By supporting these enterprises, we help to strengthen the industrial value chain in our markets and, accordingly, sustain and increase demand for our products. Our safety indicators showed a small improvement over the previous year, thus consolidating the significant improvement shown in 2008, following the integration of IMSA into our Mexican operations. To promote further improvements in our safety performance, we are now developing a comprehensive medium-term safety program inspired by industry best practices.

We have played an active role in promoting a sector-wide approach to sustainable development in collaboration with the World Steel Association, of which I have the honor of serving as Chairman this year. Last year, the Association recognized Ternium’s participation in its CO2 emissions data collection program with a Climate Action Certificate, among other large steel producers from around the world. We will continue to participate in this program and to invest in our operations to minimize their impact on the environment.
Now that the economic situation is more stable and our financial position more secure, we propose to resume payment of an annual dividend of US$0.50 per ADS. If approved by shareholders, this will be distributed in June.
As we went into 2009, the economic and financial crisis was still unfolding and there was considerable uncertainty as to the depth and course it would take. I wish to thank our employees for their extraordinary response and commitment during the crisis and for their efforts to sustain and enhance the competitive position of the company. I also thank our customers, suppliers and shareholders for their continuing support and confidence in Ternium.
Paolo Rocca
Chairman

Business Review
In 2009, business conditions in Ternium’s steel markets have been challenging, particularly during the first half of the year. Beginning in the fourth quarter of 2008, the global economic downturn spread to Latin American economies, causing a decrease in sales of capital goods and consumer durables, which in turn resulted in a significant contraction in steel consumption and a generalized de-stocking of the steel industry’s value chain that persisted through the second half of 2009.
The decrease in apparent steel demand in Ternium’s markets forced us to reduce capacity utilization rates at our facilities. We made adjustments to our production configuration taking into consideration, among other factors, market demand, inventory resizing goals and cost. We were able to operate our crude steel production facilities at relatively high utilization rates in 2009 but we reduced labor shifts at many of our production lines, supplementing these measures with the downsizing of corporate and other staff, and other company-wide cost cutting initiatives.
We also engaged in extensive marketing efforts in 2009 and benefited from our ability to offer differentiated services vis-à-vis importers, our favorable location relative to our competitors and our excess production capacity, to gain an increased market share in our natural markets.
In 2009, we faced no financial constraints in spite of the worldwide financial crisis. In addition to the year’s operating income contribution in the reduction of our net debt, we freed substantial cash flows as a result of our inventory reduction program. Furthermore, we reassessed, early in the year, our entire short-to medium-term capital expenditure plans and slowed down or suspended major capital expenditure projects to strengthen our balance sheet.
Through these initiatives, we managed to significantly mitigate the impact of the global crisis on our margins. We finished the year with EBITDA of US$708.5 million and free cash flow of US$953.2 million, despite the context of relatively low utilization rates in the industry and adverse steel market conditions.
Net debt decreased by US$1.9 billion in 2009, to US$184.1 million as of December 31, 2009. This significant decrease in net debt is primarily attributable to our strong free cash flow generation and to the collection of US$953.6 million in connection with the transfer of the Sidor shares to Venezuela, as discussed below.
On May 7, 2009 Ternium completed the transfer of its entire 59.7% interest in Sidor, C.A. to Corporación Venezolana de Guayana, or CVG, a Venezuelan governmental entity. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. Ternium agreed to receive an aggregate amount of US$1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid US$400 million in cash on May 7, 2009 and the balance was divided in two tranches: the first tranche of US$945 million to be paid in six equal quarterly installments, and the second tranche to be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. As of the date of this annual report, CVG paid US$1.25 billion, including payments during the first quarter 2010, and the outstanding principal is US$720 million.

Following the downturn in 2009, we expect the South America economies to see a significant recovery, driven by strong worldwide demand for commodities. We anticipate that the NAFTA region will grow at a more moderate pace, and that a dynamic Mexican industrial sector will support local demand for steel products. In addition, we foresee a gradual recovery in production capacity utilization rates during the year.
North America Region
During 2009, Ternium has been the leading supplier of flat steel products in Mexico and has also been active in the south of the United States. Steel shipments and prices in North America remained subdued during the first half of 2009, but gradually recovered during the second half of the year.
The economies in the North America Region contracted in 2009. GDP in Mexico suffered a 6.9% contraction, higher than the regional average, as a result of the downturn in the US economy and a sharp depreciation of the Mexican Peso vis-à-vis other currencies.

GDP performance — Mexico[1]	GDP performance — United States[1]

Mexican export-oriented industries were particularly affected by the severe activity downturn in the United States. In turn, the US economy suffered from the effects of weakening consumer confidence and increasing unemployment, accentuated by financing constraints.
While apparent steel use in Mexico decreased 15% year-over-year in 2009 to approximately 13.9 million tons, it decreased 37% in the entire North America Region due to even steeper drops in steel consumption rates in the United States and Canada, coupled with a de-stocking process mainly during the first half of the year.

Apparent Steel Use — Mexico[1]	Apparent Steel Use — United States[1]

Steel consuming sectors in Mexico, such as construction and the automotive industry, showed disparate degrees of contraction in 2009.

[1]	Source: World Steel Association

Construction — Mexico[2]	Motor vehicles — Mexico[2]

In order to adapt to a subdued steel demand scenario, Ternium’s strategy focused on keeping its integrated facilities working at high utilization rates and substantially reducing utilization rates in its non-integrated facilities.
In addition, Ternium prioritized in 2009 the use of direct reduced iron (DRI) over steel scrap in the metallic mix of its steel shops. By keeping very high utilization rates in its iron ore mines and direct reduction units and reducing scrap purchases, Ternium benefited from its excess production capacity of iron ore pellets and relatively low natural gas prices in North America.
In 2009, Ternium leveraged upon its excess production capacity and its widespread service infrastructure in Mexico to gain market share by developing new customers that formerly relied on imported material. Furthermore, the industry’s excess steelmaking capacity that resulted from the economic downturn allowed Ternium to widen its supplier base of third-party semi-finished steel products for its non-integrated operations, mainly for specialty steel grades.
Ternium slowed down its previously announced capital expenditure project in Mexico, consisting of a mini-mill in the Monterrey area with an annual production capacity of two million tons of hot-rolled coils, one million tons of cold-rolled coils and 300,000 tons of hot-dipped galvanized coils, aimed at serving Mexican local steel markets. Lately, the Company has been evaluating the alternative of launching the cold-rolling and galvanizing facilities first. Ternium has acquired the land, has advanced on relevant permits and has been working on the basic engineering designs.
For 2010, Ternium anticipates a more dynamic industrial sector in Mexico that will support local demand for steel products.
South and Central America Region
During 2009, Ternium was the leading supplier of flat steel products to Argentina, Paraguay and Uruguay and kept a significant presence in the steel markets of Chile and Bolivia. In addition, Ternium continued serving customers in Colombia, Peru and Ecuador and in the markets for coated steel products in Guatemala, Honduras, Nicaragua, El Salvador and Costa Rica.
Ternium adjusted its industrial and marketing activities to a pronounced decline in apparent steel demand in this region in 2009. While the downturn in economic activity was softened by the recovery of commodity prices during the year, the steel industry’s value chain went through a de-stocking phase that depressed steel shipment levels, particularly during the first half of 2009. With steel inventory levels largely adjusted and the economic activity returning to positive territory, in 2010 apparent steel demand has recovered in the region, though to levels that are below those achieved before the global economic downturn.

[2]	Source: World Steel Association

GDP performance — Latin America3
Finished steel apparent demand decreased severely in 2009 in our main markets in the region. Apparent steel use in South and Central America is estimated to have decreased 24% year-over-year in 2009, well above the decrease recorded by key steel consuming sectors such as construction, which evidences the size of the de-stocking in the steel industry’s value chain.
Apparent Steel Use — South and Central America3
While construction was among the sectors least affected by the economic downturn, the automotive sector was among the most affected. In Argentina, construction activity is estimated to have decreased 6.5% year-over-year in 2009, while activity in the automotive sector is estimated to have decreased 25.6% year-over-year.

Construction — Argentina[3]	Motor vehicles — Argentina[3]

In Argentina, apparent steel demand decreased 33% to about 3.2 million tons for the year 2009 due to the combination of lower economic activity and relatively high inventories in the steel industry’s value chain early in 2009. The country’s economy, as measured by its GDP, is estimated to have contracted 4% year-over-year in 2009, reflecting a drop in consumption and capital investments.
In Chile, Paraguay and Uruguay, finished steel apparent demand decreased as well. Though the economies of these countries stagnated or contracted in 2009, recording GDP growth rates of between 1% and minus 3% year-over-year, we increased market share in these markets in 2009. Lower demand in Argentina in 2009 allowed us to increase supplies to our customers in Chile, as tight production rates in the first nine months of 2008 constrained our supplying capabilities to the Chilean steel market during 2008.

[3]	Source: World Steel Association

Apparent steel demand in Colombia, Peru and Ecuador was also weak. The economies of these countries, however, were among the least affected in the region, particularly Peru which recorded an estimated 2% year-over-year GDP growth rate in 2009. Overall, Ternium kept its presence in these countries in the finished steel products segment and substantially reduced billet steel shipments due to lack of demand.
The decrease in apparent steel demand led Ternium to adjust its production configuration and selectively reduce capacity utilization rates in its facilities. During 2009, Ternium’s subsidiary Siderar kept its steel shop working at relatively high utilization rates while it substantially reduced utilization rates in its downstream facilities.
The resizing of Siderar’s operations led to the reduction of labor shifts, the closure of some production lines, corporate and other staff reductions, and other company-wide cost-cutting initiatives.
In addition, Siderar reassessed its capacity expansion plan in Argentina, “and is currently analyzing when to follow up with this investment”. In October 2008, and as part of this plan, Siderar started the relining of blast furnace #1 in San Nicolás. The relining of the blast furnace is aimed at enabling the continuous operation of the mill for a 12- to 15-year production period and, more broadly, is part of Siderar’s plan to increase its annual steelmaking capacity in Argentina by 1.2 million tons to a total of 4.0 million tons, thus increasing the availability of slabs within Ternium. Initially scheduled to be completed early in 2009, the relining was later slowed down and completed during the first quarter of 2010.
Despite the slow recovery anticipated, high commodity export prices in the international markets are expected to have a positive impact on steel consumption rates in South and Central America in 2010.
On April 8, 2010, Ternium announced it had entered into a definitive agreement to acquire a 54% ownership interest in Colombia-based Ferrasa through a capital contribution in the amount of US$74.5 million. Upon completion of this transaction, Ferrasa will have a 100% ownership interest in Sidecaldas, Figuraciones and Perfilamos del Cauca.
Ferrasa is a leading long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos del Cauca manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector.

The transaction, which is subject to Colombian antitrust clearance and other customary conditions, is expected to close in the third quarter of 2010. Upon its completion Ferrasa is expected to have consolidated financial debt of approximately US$120 million.
Ternium also has agreed to purchase a 54% ownership interest in Ferrasa Panamá for US$0.5 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.
In addition, the former controlling shareholders will have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.
Through these investments Ternium expects to expand its business and commercial presence in Colombia, a country that is experiencing significant growth and is presently the fifth largest steel consuming market in Latin America, as well as in Central America.
Iron Ore Mining
Ternium’s mining activities are aimed at securing the supply of iron ore for our facilities in Mexico for at least a 20-year operating period. Surplus production of iron ore is commercialized to hedge the iron ore procurement requirements of Ternium’s facilities in Argentina.
The extraction, processing and production of iron ore is organized under two operating companies: Las Encinas, which is wholly owned by Ternium; and Peña Colorada, which is 50% owned by Ternium and 50% by ArcelorMittal.
As of year-end 2009, the mining activities employed approximately 1,300 direct employees and had a combined production capacity of 5.9 million tons per year of pellets, 0.4 million tons per year of concentrate and 0.4 million tons per year of fines.
Las Encinas
The Las Encinas mining facilities include a pelletizing plant located in the community of Alzada, in Mexico’s state of Colima, which has a production capacity of 1.9 million tons per year. In addition, approximately 0.4 million tons per year of hematite iron ore is produced as fines for export.
As of year-end 2009, Las Encinas had two active iron ore mines in Mexico: Aquila, located in nearby Michoacán, and El Encino, located in nearby Jalisco. The El Encino mine restarted operations in the fourth quarter 2009 to replace Cerro Nahuatl, a mine exhausted and shut down during 2008. In addition, Ternium commissioned during 2009 a new crushing facility in order to replace and increase ore processing capacity in Aquila.
During 2009, exploration activities were carried out in Ternium’s concessions in Michoacán and Jalisco in order to increase iron ore resources. These areas are located close to Las Encinas’ current facilities. Accordingly, if these activities prove to be successful, its proximity to the Las Encinas mines is expected to facilitate the new mines’ integration with the existing facilities.
Peña Colorada
The Peña Colorada mining facilities include a two-line pelletizing plant in the Manzanillo port in Colima, with a production capacity of 4.0 million tons per year of pellets and 0.4 million tons per year of concentrate. Of these totals, ArcelorMittal and Ternium are each entitled to receive 50% of the production. The pelletizing plant is fed from a mine in the Minatitlán municipality, located in Colima. Peña Colorada continued its exploration activities in 2009 at the existing mine’s nearby areas with the purpose of expanding current iron ore resources.

Turning to our plans for 2010, we intend to continue running Las Encinas and Peña Colorada mining facilities at full capacity, as they represent a low cost raw material option for the production of steel. We will continue pursuing the expansion of our iron ore resources through exploration activities, mainly in the Jalisco and Colima areas.
Support Program for Small- and Medium-Sized Enterprises
Ternium sponsors, as it has done for many years, a small- and medium-sized enterprise (SME) support program called “ProPymes.” Created by the Techint group in 2002, the program is focused on helping SMEs in the steel industry’s value chain to grow. The program’s ultimate goal is to enhance SMEs’ competitiveness and to stimulate investments in the steel industry’s value chain. Serving that goal, ProPymes provides a diversity of services including management training, industrial advisory, institutional assistance, commercial support and financial aid. In 2009, ProPymes assisted approximately 530 SMEs in Mexico and Argentina.
In 2009, Ternium supervised the execution of the ProPymes programs through two departments operating under local management supervision, one in Mexico and the other in Argentina.
In Mexico, approximately 150 SMEs participate in ProPymes including customers and suppliers. While suppliers are selected according to their ability to competitively increase domestic value content to their products, customers are selected according to their ability to add value to the steel products and to their potential to increase exports or substitute imports.
In 2009, in light of the relatively low capacity utilization of several Mexican SMEs’ facilities following the world’s economic downturn, the program focused on strengthening the competitiveness of SMEs with the aim at their gaining share in the Mexican market for industrialized products. Accordingly, the program continued focusing on management training and industrial assistance, including the technological upgrade of some facilities under the cooperation of and support from the Mexican SMEs program and ProPymes. Furthermore, ProPymes promoted business conventions in selected cities in Mexico in coordination with local industrial chambers in order to identify and promote new companies that could be developed as steel industry suppliers.
In 2010, ProPymes’ activities in Mexico are expected to continue focusing on programs aimed at strengthening SME’s competitiveness and ultimately helping them increase their capacity utilization rates.
In Argentina, approximately 380 SMEs participate in ProPymes. These companies were selected to take part in the program based upon their management skills, their exporting profile and their growth potential, among other attributes.
In 2009, the program developed special workshops for SMEs’ executives, focused on business management, human resources and work organization. Other workshops, aimed at the development of managerial and technical skills, were addressed to supervisors and workers, emphasizing aspects such as safety, maintenance and quality. In addition, ProPymes has developed, in cooperation with local industrial chambers, strategies aimed at strengthening SMEs’ presence and competitiveness in export markets. The development of these sectorial strategies, as are shared by several member companies participating in a chamber, implies a relatively lower financial burden for individual SMEs upon its execution.
In 2010, ProPymes intends to intensify training programs in Argentina tailored to address the specific needs of SMEs and facilitate their access to fixed assets investment financing facilities.

Product Research & Development
Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through the participation in international consortia. Ternium also develops new products and processes in cooperation with its industrial customers.
In 2009, Ternium’s product research and development activities focused on increasing the industrial integration of its facilities and on the development of products for new customers, mainly aimed at increasing capacity utilization rates at Ternium’s facilities. In addition, we continued developing new products for long-standing customers, mainly aimed at fulfilling increasing product performance requirements. Furthermore, Ternium continued carrying out its medium-term product research and development plan, encompassing foreseen product requirements and associated new equipment, which it considers a key input for the design of Ternium’s capital expenditure projects and differentiating strategies.
Integration of Processes
In 2009, Ternium continued the development of new processing routes to integrate its production units and increase shipments. These initiatives were part of its efforts to increase capacity utilization rates at its production units in the context of a pronounced steel market downturn. Ultimately, it allowed for replacing semi-finished steel products procured from third parties with products manufactured in-house and a market share increase in certain market segments. Slabs, hot-rolled coils and cold-rolled coils manufactured in our production units in Argentina were further processed in our production units in Mexico and Guatemala. In addition, new coated products were developed for processing at our Mexican production units to supply customers in Argentina and Argentina’s neighboring countries.
Construction Products
During 2009, Ternium developed structural bars for use in highway bridges and thin-gauge hot-rolled structural steels for industrial shelving and storage racks. In addition, we developed new steel chemical compositions to fulfill new customers’ requirements in our markets. Ternium also developed new hot-rolled structural grades used by welded pipe manufacturing customers serving the construction industry.
Industrial Products
During 2009, Ternium developed new industrial customers in Mexico, leveraging its extended network of service centers to differentiate and compete against imports. Among these initiatives, we launched product approval processes with new customers in the automotive and rail transportation sectors.
In addition, we continued the certification of processes with existing customers in the automotive industry in Mexico and Argentina, related to newly defined standards and new car models to be produced in these countries. We also developed new products for industrial customers, such as high-gauge hot-rolled high-strength low-alloy grade structural steel for the automotive industry, new cold-rolled re-phosphorized grade for boilers and super high-gloss coil coated products for refrigerators.

Applied Research
Ternium’s medium-term product research and development plans are based on its continuing assessment of the emerging requirements for steel product performance with leading steel customers. Based on customer feedback, we define future technology requirements at our facilities.
Presently, we are working on various medium-term projects, including advanced high strength steel for the automotive industry through the Galvanized Autobody Partnership and McMaster University; high-strength low-alloy steel for our industrial customers in collaboration with the University of Pittsburg and support by the Argentine Steel Institute; and coated products with long-term corrosion resistance for the construction industry as well as new magnesium added metallic coatings for various applications with the French Corrosion Institute.
In 2010, Ternium plans to expand its product range of hot-rolled, cold-rolled and galvanized products through the development of new automotive and heavy machinery high-strength steel grades to increase its market share. We also expect to develop new wire rod grades for the manufacturing of novel springs, aimed at reducing weight and extending service life, driven by the specifications of some European carmakers. In addition, Ternium plans to develop hot-rolled and cold-rolled steel grades to increase shipments to welded pipe manufactures serving the automotive and industrial sectors.
Human Resources & Communities
As previously discussed, the challenging business conditions in Ternium’s steel markets led us to reduce labor shifts at many of our production lines during the fourth quarter 2008 and first half 2009. These measures were supplemented with corporate and other staff downsizing and other cost-cutting initiatives. While by the end of 2009 operating rates and labor shifts at Ternium’s facilities mostly recovered to their previous levels, the number of employees decreased to approximately 13,900, or 900 fewer employees than at year-end 2008.
Within this difficult context, Ternium maintained its medium-term activities aimed at developing and upgrading its human resources. Training and recruiting activities during the year geared on our ongoing program for recent graduates, which has already contributed to approximately 70% of our current management positions. Ternium training programs are generally intended to create a unique managerial profile that combines the ability to integrate into a regional culture with a global approach to business.
In addition, Ternium implemented a number of customized courses, focused on leadership, performance and technical knowledge, encompassing management, staff and operating employees. These courses are designed to train employees in the latest concepts and tools in their relevant fields, to encourage them to achieve the highest possible levels of productivity and operating efficiency. Furthermore, Ternium was involved in a wide range of initiatives through its network with academic and government organizations, particularly in Mexico and Argentina.
During 2009, we continued strengthening our financial support and contribution to key joint industry and university programs that align the industry’s technological and talent requirements with those offered by leading academic and research institutions worldwide. Current initiatives include the funding of scholarship and fellowship grants and the endowed Chair sponsoring at targeted universities. Throughout the year we hosted various courses for graduate and undergraduate students and fostered conferences on technical subjects.
To complete efforts towards the excellence in its human resources, Ternium combined professional and technical training and development programs with initiatives aimed at ensuring the quality of life of its employees, inside and outside of Ternium. In this regard, during 2010 our focus will continue to be on the rationalization of tasks, mainly for areas that have showed stressed workloads after the restructuring.

Community Relations
During 2009, with a view towards consolidating long-term sustainable relationships and promoting a sense of collaboration in the communities where we operate, Ternium continued supporting a select number of high-impact programs adapted to the social and economic realities of the mining and industrial areas where we operate.
In the mining areas in Mexico, we financed educational initiatives, such as basic literacy programs for adults and support courses for teachers, as well as granted scholarships. In addition, we supported skill academies and fostered small entrepreneurial activities in order to promote the labor insertion of underprivileged community members. Under its healthcare initiatives, Ternium continued a general and dental health enhancement program in the region, including prophylactic medicine campaigns, preventive and urgent care medicine practices and disease treatments.
In the Monterrey industrial area in Mexico, Ternium’s programs fostered sports and cultural activities among its employees, their families and the broader communities, as well as educational activities for children, mainly related with the environment and the steel industry.
In Argentina, Ternium’s subsidiary Siderar continued its program intended to reduce student drop-out rates within the communities that are located near its facilities. In this program, Siderar continued granting scholarships to students who were at risk of dropping out.
In the Ramallo and Ensenada industrial areas in Argentina, Siderar maintained its support of a program initiated in 2006 aimed to strengthen specific technical schools. This endeavor, which includes five technical schools near the facilities, focuses on the enhancement of institutions’ technical education to match the increasingly demanding requirements of the industrial labor market. Under this program, we funded scholarships and provided training to the schools’ teachers and managers, and provided scholarships at our own workshops to the students.
In addition, in the Ramallo industrial area, after contributing to the remodeling and expansion of a public hospital, the company supported training programs to enhance the overall administration of this institution. Siderar also fostered sports activities for children, as well as among its employees, their families and the broader communities.
Environment, Health & Safety
Ternium’s environment, health and safety policies abide by the World Steel Association’s policy statement and its principles for excellence in safety and occupational health, as well as the Occupational Health and Safety Administration’s (OHSA) 18000 and ISO 14000 international standard directives.
Ternium’s commitment toward communities’ efforts in preserving the environment has been recognized by the Mexican Government and by the World Steel Association for our participation in their respective greenhouse gas emission reporting programs. During 2009, the Mexican Government issued Clean Industry certifications for each and every of our steelmaking and steel processing facilities in the country. In Argentina, Ternium continued validating the ISO 14001 certificates for its local facilities as well as clean industry certificates for selected operations.

Ternium’s health and safety activities are organized into two departments, one responsible for the production units located in North and Central America and the other for the production units located in Argentina. Each department operates under local management supervision and is centrally coordinated. Environmental policies are coordinated by a corporate technical director and executed by local engineering and environment managers.
Ternium’s average injuries frequency rate4 (IFR) in 2009 was 6.2, slightly lower than that of the previous year and the lowest on record. Our average lost time injuries frequency rate5 (LTIFR) in 2009 was 3.5, down from 3.8 in the previous year. These measurements cover all of Ternium’s facilities and both our personnel and the personnel of third-party contractors operating in our facilities.

In 2009, we continued focusing on the consolidation of our Zero Serious Injuries program. This program, initiated in 2007, requires periodic audits to reassess critical tasks and ensure the continuous commitment to safety of managers and workers involved.
Ternium is in the process of developing a comprehensive new medium-term safety program, which is expected to further improve safety management and performance standards. Inspired by the industry best safety practices, this program includes, among other initiatives, standardization of safety practices across our production units, training of managers in the newly adopted best-in-industry management safety tools, and reassessing of contractor obligations towards pre-defined safety programs.
During 2009, we continued participating in the World Steel Association forums. These forums, which are focused on sustainable development, environment, safety and occupational health, are in the process of developing consistent measurements, statistics and databases of selected variables, aiming to enable steelmaking companies to benchmark performance, share state-of-the-art best practices and ultimately set improvement plans for its processes. These forums include the Climate Change Policy Group, Life Cycle Assessment, CO2 Breakthrough Program, Water Management, Sustainability Reporting, By-product Management, and the Safety and Occupational Health Committee and its working subgroups.
Environment, Health & Safety Management System
As of year end 2009, Ternium completed the implementation of a unified safety, health and environment (SHE) management information system in its steelmaking and steel processing facilities in Mexico and Argentina. The system supports the implementation and execution of SHE management programs, chief among our top management’s core responsibilities. In addition, the software enables any personnel in any location to report SHE incidents, generating instant and valuable information for local and central SHE staff, and thus contributing to its proper and timely management.

[4]	Injuries frequency rate refers to total quantity of injuries per million of hours worked.

[5]	Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

During 2010, we expect to complete the project by implementing our unified SHE management information system in our facilities in the United States, Guatemala, Honduras, El Salvador, Nicaragua and Costa Rica.
Emissions Control
During 2009, a dust collection and handling system at one steel shop in Mexico was upgraded. In Argentina, new air emission control equipment was installed at a steel coil painting line. In addition, a project to reduce defuse emissions was launched, encompassing all three basic oxygen furnaces at our steel shop in the country. In this regard, works at the first of the basic oxygen furnaces are expected to be concluded during 2010. These activities are encompassed in an ongoing program that monitors and reviews the facilities, aimed at maximizing the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and waste water.
Greenhouse Gas Emissions
The accompanying graph shows Ternium’s estimated emission of carbon dioxide (CO2) per ton of liquid steel produced, as reported to the World Steel Association. We support the steel industry’s ongoing effort to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 3% to 4% of total world GHG emissions.
Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.
PCB
Studies made on polychlorinated biphenyl (PCB) questioned the utilization of this product as cooling oil in electric transformers, among other applications, as PCB may pose inappropriate risks to health and the environment. Consequently, and in compliance with local laws and regulations as well as with the Stockholm Convention Guidelines, Ternium developed an ongoing plan to replace and manage all PCB-based electric transformers according to each country’s defined schedule.
Our Mexican steel production and processing facilities became free of PCB-based electric transformers in 2008 and Siderar’s facilities in Argentina have advanced their replacement plan toward a 70% completion rate as of year end 2009. Ternium’s current PCB-based electric transformers replacement plan is expected to be completed during 2010, far ahead of schedules suggested by the Stockholm Convention Guidelines.
Underground Water Management
Ternium has in place a water management policy and monitoring system, aimed at ensuring the efficient use and long-term preservation of this resource. Under this program, during 2009 we concluded the hydrological studies, new monitoring wells and reports and analysis on the mid-term balance between the supply and demand of the resource in the surrounding areas of two of our facilities in Argentina.

Corporate Governance
Shares
The Company has a single class of shares, each having a nominal value of US$1.00 per share and equal economic and voting rights, including the right to vote at its general shareholders’ meetings. Our articles of association provide that our annual ordinary general shareholders meetings must take place in Luxembourg on the first Wednesday of every June at 2:30 p.m., Luxembourg time. At these meetings, our annual financial statements are approved and the members of our board of directors are elected. No attendance quorum is required at annual ordinary general shareholders meetings and resolutions are adopted by a simple majority vote of the shares present or represented at the meeting.
The Company has an authorized share capital of US$3.5 billion, of which US$2,004,743,442 was issued and outstanding as of December 31, 2009.
The Company’s articles of association currently authorize the board of directors, for a period that ends on October 26, 20106, to issue shares within the limits of its authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. Accordingly, until October 26, 2010 “(unless this time limit is extended by our shareholder meeting)”, shares may be issued up to the authorized share capital limit of US$3.5 billion by a decision of the board of directors. With the exception of certain cases set out in the articles of association, any issuance of shares for cash within the limits of the authorized share capital shall be, as long as the Company’s shares are listed on a regulated market, subject to the pre-emptive subscription rights of the then-existing shareholders.
There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.
The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended.
Board of Directors
The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders meeting.
The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders meeting. The general shareholders meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. The Company’s current board of directors is composed of eleven directors, three of whom are independent directors.

[6]	An extraordinary general meeting of shareholders to be held on June 2, 2010 will resolve whether this authorization will be renewed for an additional 5-year period.

Audit Committee
The board of directors has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. Under the Company’s articles of association and the audit committee charter, the audit committee:
•
assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting;

•	is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of the Company’s independent auditors;

•
reviews Material Transactions (as such term is defined in the Company’s articles of association and the audit committee charter) between the Company or its subsidiaries with Related Parties (as such term is defined in the Company’s articles of association) (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

•
performs such other duties imposed to it by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as the Company’s management and employees and, subject to applicable laws, its subsidiaries.
Auditors
The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.
PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., Réviseur d’entreprises, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2009, at the ordinary general shareholders’ meeting held on June 3, 2009.

Board of Directors and Executive Officers
Board of Directors
Chairman
Paolo Rocca
Ubaldo Aguirre (*)
Roberto Bonatti
Wilson Nélio Brumer
Carlos Condorelli
Pedro Pablo Kuczynski (*)
Adrián Lajous (*)
Bruno Marchettini
Daniel Novegil
Gianfelice Rocca
Marco Antônio Soares da Cunha Castello Branco
Secretary
Raúl Darderes

(*)	Audit Committee Members
Senior Management
Chief Executive Officer
Daniel Novegil
Chief Financial Officer
Pablo Brizzio
North Region Area Manager
Julián Eguren
South Region Area Manager
Martín Berardi
Planning and Operations General Director
Oscar Montero
Engineering and Environment Director
Luis Andreozzi
Human Resources Director
Miguel Angel Punte
Chief Information Officer
Rubén Bocanera
Quality and Product Director
Rubén Herrera

Corporate Information

Registered Office
46a Avenue John F. Kennedy
L1855 — Luxembourg
Luxembourg
+352 26 68 31 52 phone
+352 26 68 31 53 fax

Principal Executive Offices

México	Argentina
Av. Eugenio Clariond 101, Colonia Cuauhtémoc	Av. Leandro N. Alem 1067 21st Floor
San Nicolás de los Garza — Nuevo León	C1001AAF — Buenos Aires
66452 México	Argentina
+52 81 8865 2828 phone	+54 11 4018 4100 phone
+54 11 4018 1000 fax
Investor Information

Investor Relations Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Toll free number for US calls: +1 866 890 0443
International calls: +54 11 4018 2389

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	The Bank of New York Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516

Toll free number for US calls: +1 888 BNY ADRS
International calls: +1 201 680 6825
shrrelations@bnymellon.com
www.bnymellon.com\shareowner
CUSIP Number: 880890108

Internet
www.ternium.com

Management Discussion and Analysis
The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 (including the notes thereto), which are included elsewhere in this annual report.
The Company prepares its consolidated financial statements according to International Financial Reporting Standards (IFRS). Financial and operational information is presented in US dollars and metric tons.
Net results
The following table sets forth, for the periods indicated, selected financial data from the Company’s consolidated income statement.

All amounts in US$ million	2009		2008

Net sales	4,959.0	100.0%	8,464.9	100.0%
Cost of sales	(4,110.4)	-82.9%	(6,128.0)	-72.4%

Gross profit	848.6	17.1%	2,336.9	27.6%

Selling, general and administrative expenses	(531.5)	-10.7%	(669.5)	-7.9%
Other operating (expenses) income, net	(20.7)	-0.4%	8.7	0.1%

Operating income	296.4	6.0%	1,676.0	19.8%

Interest income (expenses), net	51.3	1.0%	(103.9)	-1.2%
Other financial income (expenses), net	81.6	1.6%	(693.2)	-8.2%

Equity in earnings of associated companies	1.1	0.0%	1.9	0.0%

Income before income tax expenses	430.4	8.7%	880.8	10.4%

Income tax expenses	(91.3)	-1.8%	(162.7)	-1.9%

Income from continuing operations	339.1	6.9%	718.1	8.5%

Income from discontinued operations	428.0	8.6%	157.1	1.9%

Net income for the year	767.1	15.5%	875.2	10.3%

ATTRIBUTABLE TO:
Equity holders of the Company	717.4	14.5%	715.4	8.5%
Minority interest	49.7	1.0%	159.7	1.9%

	767.1	15.5%	875.2	10.3%
Net sales
Net sales for 2009 decreased 41% to US$5.0 billion compared to 2008. Net sales decreased due to lower shipments and lower revenue per ton. Shipments of flat and long products were 6.4 million tons during 2009, a decrease of 16% compared to 2008, due to lower shipments in Ternium’s core markets as a result of the effects of the global economic downturn. Revenue per ton shipped was US$758 in 2009, a decrease of 30% when compared to 2008, mainly as a result of lower prices in all of Ternium’s markets.
During 2009 steel consumption in the North American market decreased 37% year-over-year. The economies in the North America Region contracted in 2009, particularly the Mexican economy which, in addition to the downturn in the United States, was affected by a sharp depreciation of the Mexican Peso vis-à-vis other currencies. The entire NAFTA region suffered a reduction in steel consumption rates that not only reflected a decrease in end user demand from steel consuming sectors but also a significant de-stocking process in the steel value chain, particularly during the first half of the year.

Likewise, the steel markets in Central and South America showed an estimated 24% decrease in apparent steel use during 2009, well above the decrease recorded by key steel consuming sectors, an evidence of the size of the de-stocking in the steel industry’s value chain. Countries neighboring Argentina, the natural export markets for Ternium in that geographic area, stagnated or contracted in 2009, recording GDP growth rates of between 1% and minus 3% year-over-year.
Argentina, the main market for Ternium in South America, showed an estimated 33% decrease in steel consumption, due to the combination of lower economic activity and relatively high inventories in the steel industry’s value chain early in 2009. The markets in Central and South America experienced the effects of the global slowdown with some delay.

Tons (thousands)	2009	2008
SHIPMENTS

South & Central America	1,903.6	2,604.2
North America	3,114.5	3,666.1
Europe & Other	287.0	55.2

Total flat steel	5,305.2	6,325.5

South & Central America	118.4	302.5
North America	931.2	901.3
Europe & Other	6.1	13.3

Total long steel	1,055.6	1,217.2

Total flat and long sales	6,360.8	7,542.7

US$/Ton	2009	2008
REVENUE PER TON

South & Central America	902	1,068
North America	762	1,171
Europe & Other	561	860

Total flat steel	801	1,126

South & Central America	484	907
North America	550	878
Europe & Other	583	669

Total long steel	543	883

Total flat and long sales	758	1,087

US$ (million)	2009	2008
NET SALES

South & Central America	1,717.1	2,782.5
North America	2,371.9	4,294.7
Europe & Other	161.0	47.5

Total flat steel	4,250.0	7,124.7

South & Central America	57.3	274.4
North America	512.0	791.8
Europe & Other	3.5	8.9

Total long steel	572.9	1,075.1

Total flat and long sales	4,822.9	8,199.8

Other products[7]	136.1	265.1

Total net sales	4,959.0	8,464.9
Sales of flat products during 2009 were US$4.3 billion, a decrease of 40% compared to 2008. Net sales decreased as a result of lower shipments and revenue per ton. Shipments of flat products were 5.3 million tons in 2009, a decrease of 16% compared to 2008, mainly due to lower shipments in the South & Central America and the North America regions, partially offset by higher shipments in the “Europe and other” Region. Revenue per ton decreased 29% to US$801 in 2009 compared to 2008, as a result of lower steel prices.
Sales of long products were US$572.9 million during 2009, a decrease of 47% compared to 2008 due to lower revenue per ton and shipments. Revenue per ton was US$543 in 2009, a decrease of 39% compared to 2008 as a result of lower prices. Shipments of long products were 1.1 million tons in 2009, a 13% decrease versus 2008, mainly due to lower billet shipments in the South & Central America Region partially offset by higher bar shipments in the North America Region.
Sales of other products were US$136.1 million during 2009, compared to US$265.1 million during 2008. The decrease was mainly driven by lower iron ore shipments and prices and lower sales of pre-engineered metal buildings.
Sales of flat and long products in the North America Region totaled US$2.9 billion in 2009, a decrease of 43% versus 2008, mainly due to the effect of lower shipments and prices. Shipments in the region totaled 4.0 million tons during 2009, or 11% lower than during 2008. Revenue per ton shipped was US$713 in 2009, a decrease of 36% compared to 2008, as a result of lower prices.
Flat and long product sales in the South & Central America Region were US$1.8 billion during 2009, a decrease of 42% versus 2008. This decrease was due to lower volumes and revenue per ton. Shipments in the region totaled 2.0 million tons during 2009, or 30% lower than in 2008. Revenue per ton shipped in the South & Central America Region was US$878 in 2009, a decrease of 17% compared to 2008, mainly due to lower prices.

[7]	Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Cost of sales
Cost of sales was US$4.1 billion in 2009 compared to US$6.1 billion in 2008. Cost of sales decreased as a result of lower shipments and lower cost per ton. Cost per ton decreased year-over-over mainly as a result of lower costs for third party steel, raw materials, energy, labor and services, the impact on costs of the lower value of the Mexican Peso and Argentine Peso versus the US dollar in 2009, and the cost-cutting initiatives implemented to mitigate the effects of the global economic downturn.
Energy prices for our operations in Mexico, mainly natural gas and electricity, decreased significantly year-over-year in 2009, following the trend in the US energy markets. Energy prices for our operations in Argentina, mainly coal, petroleum coke and to a lesser extent natural gas, also decreased in 2009, due to lower contract prices for coal and petroleum coke, partially offset by higher natural gas prices. Our operations in Argentina are less exposed to electricity prices as it has self-generating capabilities for a large share of its consumption.
Selling, general and administrative (SG&A) expenses
SG&A expenses in 2009 were US$531.5 million, or 11% of net sales, compared to US$669.5 million, or 8% of net sales, in 2008. The decrease in SG&A was due mainly to Ternium’s efforts to reduce headcount and services costs in response to the economic downturn, as well as lower freight volumes, tax charges and the impact on costs of the lower value of the Mexican Peso and Argentine Peso versus the US dollar in 2009.
Operating income and EBITDA8
Operating income in 2009 was US$296.4 million, or 6% of net sales, compared to US$1.7 billion, or 20% of net sales, in 2008. This significant decrease was mainly due to lower sales prices and volumes, partially offset by lower costs of sales. EBITDA in 2009 was US$708.5 million, or 14% of net sales, compared to US$2.1 billion, or 25% of net sales, in 2008. The decrease in Ternium’s EBITDA margin in 2009 as compared to 2008 was mainly the result of lower steel prices, partially offset by lower operating costs per ton.
Net financial results
Net financial income was US$132.9 million in 2009, compared to a net financial expense of US$797.1 million in 2008. During 2009, Ternium’s net interest expense was US$84.7 million, a decrease of US$19.3 million, compared to 2008 due to lower indebtedness as a result of amortizations of debt and lower interest rates.
Net foreign exchange result was a gain of US$83.1 million in 2009, compared to a loss of US$632.7 million in 2008. These results were primarily due to the impact of the Mexican Peso’s 4% revaluation in 2009 and 25% devaluation in 2008, respectively, on Ternium’s Mexican subsidiary’s US dollar denominated debt. These results are non-cash when measured in US dollars and are offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso fluctuation when stated in US dollars in Ternium’s consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates to other currencies.
Interest income on the Sidor financial asset9 was US$136.0 million in 2009.

[8]	EBITDA in 2009 equals operating income of US$296.4 million plus depreciation and amortization of US$385.1 million and impairment charges related to intangible assets of US$27.0 million.

[9]
As further described in Note 29 to our audited consolidated financial statements included elsewhere in this annual report, on May 7, 2009, the Company reached an agreement with CVG for the transfer of its entire 59.7% interest in Sidor in exchange for an aggregate amount of USD 1.97 billion, out of which USD 400 million were paid in cash on that date. The initial measurement of the outstanding receivable was performed on the basis of its discounted amount using an annual discount rate of 14.36%. Subsequently, this receivable was valued at its amortized cost using the effective interest rate. The discount rate used for the initial measurement of this receivable was estimated on the basis of management’s best estimate of market rates adjusted to reflect specific risks.

Fair value of derivatives was a gain of US$10.6 million in 2009, compared to a loss of US$32.5 million in 2008. The result was related to certain derivative instruments entered into primarily to mitigate the effect of interest rate and currency fluctuations.
Income tax expense
Income tax expense in 2009 was US$91.3 million, or 21% of income before income tax, discontinued operations and minority interest, compared to US$162.7 million, or 18% of income before income tax, discontinued operations and minority interest, in 2008. The income tax expense in 2008 included a non-recurring gain of US$96.3 million attributable to Hylsa’s reversal of a deferred statutory profit sharing that reduced its effective tax rate for that year.
Net result of discontinued operations
Net result of discontinued operations in 2009 showed a gain of US$428.0 million attributable to the transfer of the Sidor shares to Venezuela on May 7, 2009. In 2008, the net result of discontinued operations comprised an after-tax gain of US$59.6 million related to Sidor and an after-tax gain of US$97.5 million from the sale of non-core US assets during the first quarter of 2008.
Income attributable to minority interest
Income attributable to minority interest in 2009 was US$49.7 million, compared to US$159.7 million in 2008. The decrease was mainly due to lower income attributable to Siderar’s lower net income.
Liquidity and financial resources
Ternium’s financing strategy is to maintain adequate financial resources in hand and access to additional liquidity to achieve its objective of maximizing financial flexibility at a reasonable cost. In 2008, Ternium completed the integration of Grupo Imsa, which came under its control in July 26, 2007. There were no new acquisitions in 2009, with capital expenditures being limited to brown-field projects. During the period, Ternium only accessed the banking market to obtain short-term bank financing for working capital purposes, relying largely on cash flow from operations as it principal source of funding during the year.
Ternium holds money market investments and variable-rate or fixed-rate securities from investment grade issuers. Ternium concentrates cash in major financial centers, mainly New York. Ternium holds cash primarily in US dollars and limit its holdings of other currencies to the minimum required to fund its cash operating needs. Liquid financial assets as a whole represented 20.8% of its total assets at the end of 2009 or US$2.1 billion.
In a context of significant downturn of steel markets, in 2009 Ternium freed substantial cash flows as a result of its inventory reduction programs. In addition, we reassessed our capital expenditure plans and slowed down or suspended major capital expenditure projects.
Historical cash flows
Operating activities
Net cash provided by continuing operations in 2009 was US$1.2 billion, higher than the US$517.5 million reported in 2008, mainly due to a working capital decrease of US$635.2 million in 2009, compared to a working capital increase of US$1.1 billion in 2008, partially offset by a lower operating income in 2009. Working capital decreased in 2009 mainly as a result of a US$429.1 million decrease in inventories and a US$308.9 million decrease in trade and other receivables, partially offset by an aggregate US$102.9 million decrease in accounts payable and other liabilities. Inventories decreased during 2009 as a result of lower costs due to lower input prices as well as a lower volume of finished goods, goods in process and raw materials.

All amounts in US$ million	2009	2008
Net income from continuing operations	339.1	718.1
Depreciation and amortization	385.1	413.5
Net foreign exchange results and other	(53.6)	629.5
Changes in working capital	635.2	(1,071.5)
Other operating activities, net	(144.1)	(172.2)

Net cash provided by operating activities	1,161.8	517.5

Capital expenditures	(208.6)	(587.9)
Proceeds from Sidor financial asset	953.6	—
Proceeds from sale of discontinued operations	—	718.6
Discontinued operations	—	242.4
Other investing activities, net	46.2	(22.6)

Net cash provided by investing activities	791.2	350.5

Net cash used in financing activities	(922.6)	(752.9)

Increase in cash and cash equivalents	1,030.4	115.1

Effect of exchange rate changes	(0.2)	(17.5)

Cash and cash equivalents at January 1	1,065.6	1,125.8

Cash and cash equivalents from discontinued operations at March 31, 2008	—	(157.9)
Cash and cash equivalents at December 31	2,095.8	1,065.6
Investing activities
Net cash provided by investing activities during 2009 was US$791.2 million, compared to US$350.5 million in 2008. Net cash provided by investing activities in 2009 consisted mainly of US$953.6 million proceeds from the Sidor financial asset, less US$208.6 million used in capital expenditures. Net cash provided by investing activities in 2008 consisted mainly of US$718.6 million of proceeds from the sale of certain non-core US assets, and US$242.4 million of cash from discontinued operations, mainly coming from Sidor, less US$587.9 million disbursed for capital expenditures.
Capital expenditures disbursed in 2009 included the following main investments:
•	Mexico: iron ore mining and processing activities, and upgrading of one hot strip mill.

•	Argentina: relining of blast furnace #1 and revamping and expansion of the coking facilities.
Ternium’s capital expenditures disbursed in 2008 included the following investments:
•	Mexico: expansion of the flat steel shop in Monterrey, upgrading of one hot strip mill and upgrading of one cold-rolled mill.

•	Argentina: relining of blast furnace #2 and #1 and revamping and expansion of the coking facilities.
Financing activities
Net cash used by financing activities in 2009 was US$922.6 million, compared to US$752.9 million in 2008. Proceeds from borrowings during 2009 amounted to US$219.0 million, mainly short-tem debt used for working capital needs. Repayments of borrowings in 2009 reached US$1.1 billion related to maturities of long-term debt and prepayments on bank facilities associated with the Grupo Imsa transaction. Proceeds from borrowings during 2008 amounted to US$519.8 million, mainly short-tem debt used for working capital needs. Repayments of borrowings in 2008 reached US$1.2 billion related to maturities of long-term debt and prepayments on bank facilities associated with the Grupo Imsa transaction. The Company paid dividends of US$100.2 million in 2008.

Principal sources of funding
Funding policy
Ternium’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. Most of Ternium’s financing is conducted in US dollars. Ternium selects the type of facility, associated rate and term after considering the intended use of proceeds.
Financial liabilities
Ternium’s borrowings as of December 31, 2009, consisted mainly of different bank loans and facilities. Outstanding financial debt amounted to US$2.3 billion at year end, compared to US$3.3 billion as of December 31, 2008, a decrease of US$922.6 million, largely resulting from the application of cash provided by operating activities to the payment of bank debt. Ternium’s net debt position (borrowings less cash and cash equivalents and other current investments) decreased by US$1.9 billion during 2009 to US$184.1 million as of December 31, 2009, compared to net debt of US$2.1 billion as of December 31, 2008.
At December 31, 2009, Ternium’s outstanding financial debt US dollar-denominated portion and floating-rate portion were 99.5% and 99.3%, respectively. Ternium entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt. At December 31, 2009, these instruments, consisting on interest rate collars and knock-in swaps for an aggregate contractual amount of US$1.1 billion, had an aggregate negative fair value of US$78.7 million. At December 31, 2009, the weighted average interest rate of Ternium’s outstanding financial debt, including the cost related to derivative instruments, was 3.04%. For additional information on the amounts, tenor and main characteristics of these instruments, please see note 25 (Derivative financial instruments) to the Company’s consolidated financial statements included elsewhere in this annual report.

TERNIUM S.A.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
46a, Avenue John F. Kennedy, 2nd floor
L — 1855
R.C.S. Luxembourg : B 98 668

30

TERNIUM S.A.
Index to financial statements
Consolidated Financial Statements

31

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.:
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Buenos Aires, Argentina
May 4, 2010

PRICE WATERHOUSE & CO. S.R.L.
by	(Partner)
Marcelo D. Pfaff

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2009	2008	2007
Continuing operations
Net sales		4,958,983	8,464,885	5,633,366
Cost of sales	6	(4,110,370)	(6,128,027)	(4,287,671)

Gross profit		848,613	2,336,858	1,345,695

Selling, general and administrative expenses	7	(531,530)	(669,473)	(517,433)
Other operating (expenses) income, net	9	(20,700)	8,662	8,514

Operating income		296,383	1,676,047	836,776

Interest expense		(105,810)	(136,111)	(133,109)
Interest income		21,141	32,178	41,613
Interest income — Sidor financial asset		135,952	—	—
Other financial income (expenses), net	10	81,639	(693,192)	(38,498)

Equity in earnings of associated companies	14	1,110	1,851	434

Income before income tax expense		430,415	880,773	707,216

Income tax (expense) benefit
Current and deferred income tax expense	11	(91,314)	(258,969)	(291,345)
Reversal of deferred statutory profit sharing	4 (m)	—	96,265	—

Income from continuing operations		339,101	718,069	415,871

Discontinued operations
Income from discontinued operations	29	428,023	157,095	579,925

Profit for the year		767,124	875,164	995,796

Attributable to:
Equity holders of the Company	28	717,400	715,418	784,490
Minority interest		49,724	159,746	211,306

		767,124	875,164	995,796

Weighted average number of shares outstanding	28	2,004,743,442	2,004,743,442	2,004,743,442

Basic and diluted earnings per share (expressed in USD per share) for profit:

- From continuing operations attributable to the equity holders of the Company		0.15	0.27	0.15

- From discontinued operations attributable to the equity holders of the Company		0.21	0.09	0.24

- For the year attributable to the equity holders of the Company		0.36	0.36	0.39
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31, 2009			Year ended December 31, 2008			Year ended December 31, 2007
	Attributable			Attributable			Attributable
	to the			to the			to the
	Company’s			Company’s			Company’s
	equity	Minority		equity	Minority		equity	Minority
	holders	interest	Total	holders	interest	Total	holders	interest	Total

Profit for the year	717,400	49,724	767,124	715,418	159,746	875,164	784,490	211,306	995,796

Other comprehensive income:

Currency translation adjustment	(42,359)	(51,563)	(93,922)	(417,746)	(85,250)	(502,996) (1)	10,869	(13,152)	(2,283)

Cash flow hedges	31,831	4,050	35,881	(73,257)	(9,317)	(82,574)	—	—	—
Income tax relating to cash flow hedges	(8,083)	(1,029)	(9,112)	20,512	2,609	23,121	—	—	—

Other comprehensive (loss) income for the year, net of tax	(18,611)	(48,542)	(67,153)	(470,491)	(91,958)	(562,449)	10,869	(13,152)	(2,283)

Total comprehensive income for the year	698,789	1,182	699,971	244,927	67,788	312,715	795,359	198,154	993,513

(1)	Includes an increase of USD 151.5 million corresponding to the currency translation adjustment from discontinued operations. See note 29 (ii).
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2009		December 31, 2008
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,040,415		4,212,313
Intangible assets, net	13	1,085,412		1,136,367
Investments in associated companies	14	6,577		5,585
Other investments, net	15	16,414		16,948
Receivables, net	16	101,317	5,250,135	120,195	5,491,408

Current assets
Receivables	17	136,300		248,991
Derivative financial instruments	25	1,588		1,516
Inventories, net	6 & 18	1,350,568		1,826,547
Trade receivables, net	19	437,835		622,992
Sidor financial asset	29 (ii)	964,359		—
Available for sale assets — discontinued operations	29 (ii)	—		1,318,900
Other investments	20	46,844		90,008
Cash and cash equivalents	20	2,095,798	5,033,292	1,065,552	5,174,506

Non-current assets classified as held for sale			9,246		5,333

			5,042,538		5,179,839

Total assets			10,292,673		10,671,247

EQUITY
Capital and reserves attributable to the company’s equity holders			5,296,342		4,597,370

Minority interest			964,897		964,094

Total equity			6,261,239		5,561,464

LIABILITIES
Non-current liabilities
Provisions	21	18,913		24,400
Deferred income tax	23	857,297		810,160
Other liabilities	24	176,626		148,690
Derivative financial instruments	25	32,627		65,847
Borrowings	26	1,787,204	2,872,667	2,325,867	3,374,964

Current liabilities
Current tax liabilities		103,171		194,075
Other liabilities	24	57,021		103,376
Trade payables		412,967		438,711
Derivative financial instruments	25	46,083		57,197
Borrowings	26	539,525	1,158,767	941,460	1,734,819

Total liabilities			4,031,434		5,109,783

Total equity and liabilities			10,292,673		10,671,247

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial		Capital
		public	Revaluation	stock	Currency
	Capital	offering	and other	issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit for the year						717,400	717,400	49,724	767,124
Other comprehensive income (loss) for the year			23,748		(42,359)		(18,611)	(48,542)	(67,153)

Total comprehensive income (loss) for the year			23,748		(42,359)	717,400	698,789	1,182	699,971

Acquisition of business (4)			183				183	(379)	(196)

Balance at December 31, 2009	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)	At December 31, 2009, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial		Capital
		public	Revaluation	stock	Currency
	Capital	offering	and other	issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Profit for the year						715,418	715,418	159,746	875,164
Other comprehensive loss for the year			(52,745)		(417,746)		(470,491)	(91,958)	(562,449)

Total comprehensive (loss) income for the year			(52,745)		(417,746)	715,418	244,927	67,788	312,715

Reversal of revaluation reserves related to discontinued operations (4)			(91,696)			91,696	—	—	—
Dividends paid in cash and other distributions (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(19,595)	(19,595)
Minority interest in discontinued operations								(889,342)	(889,342)

Balance at December 31, 2008	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD 1 each

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

(5)	Represents USD 0.05 per share (USD 0.50 per ADS)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
		Initial		Capital
		public	Revaluation	stock	Currency
	Capital	offering	and other	issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2007	2,004,743	(23,295)	2,047,200	(2,324,866)	(121,608)	2,175,384	3,757,558	1,626,119	5,383,677

Profit for the year						784,490	784,490	211,306	995,796
Other comprehensive income (loss) for the year					10,869		10,869	(13,152)	(2,283)

Total comprehensive income for the year					10,869	784,490	795,359	198,154	993,513

Dividends paid in cash and other distributions (4)			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)

Acquisition of business								(195)	(195)
Contributions from minority shareholders in consolidated subsidiaries								1,165	1,165

Balance at December 31, 2007	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)	At December 31, 2007, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)	Represents USD 0.05 per share (USD 0.50 per ADS)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2009	2008	2007
Cash flows from operating activities
Income from continuing operations		339,101	718,069	415,871
Adjustments for:
Depreciation and amortization	12&13	385,105	413,541	355,271
Income tax accruals less payments	31 (b)	(49,342)	(88,511)	(51,471)
Equity in earnings of associated companies	14	(1,110)	(1,851)	(434)
Interest accruals less payments	31 (b)	10,706	(84,151)	87,580
Impairment charge	27 (ii)	27,022	—	—
Changes in provisions	21	4,614	2,358	2,995
Changes in working capital	31 (b)	635,179	(1,071,472)	97,728
Interest income — Sidor financial asset	29 (ii)	(135,952)	—	—
Net foreign exchange results and others		(53,565)	629,530	28,878

Net cash provided by operating activities		1,161,758	517,513	936,418

Cash flows from investing activities
Capital expenditures	12&13	(208,590)	(587,904)	(344,293)
Acquisition of business:
Purchase consideration	3	(196)	—	(1,728,869)
Cash acquired	3	—	—	190,087
Income tax credit paid on business acquisition	3	—	—	(297,700)
Decrease (Increase) in other investments		43,163	(24,674)	(65,337)
Proceeds from the sale of property, plant and equipment		3,245	2,103	24,490
Proceeds from Sidor financial asset	29 (ii)	953,611	—	—
Proceeds from the sale of discontinued operations	29 (i)	—	718,635	—
Discontinued operations	29 (iv)	—	242,370	419,305

Net cash provided by (used in) investing activities		791,233	350,530	(1,802,317)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		—	(100,237)	(100,237)
Dividends paid in cash and other distributions by subsidiary companies		—	(19,595)	(20,000)
Contributions from minority shareholders in consolidated subsidiaries		—	—	1,165
Proceeds from borrowings		219,037	519,809	4,052,745
Repayments of borrowings		(1,141,625)	(1,152,886)	(2,574,627)

Net cash (used in) provided by financing activities		(922,588)	(752,909)	1,359,046

Increase in cash and cash equivalents		1,030,403	115,134	493,147
Movement in cash and cash equivalents
At January 1,		1,065,552	1,125,830	632,941
Effect of exchange rate changes		(157)	(17,518)	(258)
Increase in cash and cash equivalents		1,030,403	115,134	493,147
Cash & cash equivalents of discontinued operations at March 31, 2008		—	(157,894)	—

Cash and cash equivalents at December 31,	20	2,095,798	1,065,552	1,125,830

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2009 and 2008 and
for the years ended December 31, 2009, 2008 and 2007
(All amounts in USD thousands)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
1 General information
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s Initial Public Offering was settled on February 6, 2006. As from that date, 2,004,743,442 shares were outstanding.
2 Basis of presentation
These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2010), as issued by the International Accounting Standards Board, and adopted by the European Union. These consolidated financial statements are presented in thousands of United States dollars (“USD”).
Ternium was assigned the equity interests previously held by its ultimate parent company San Faustín N.V. (“San Faustín”) and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, (Ternium’s transition date to IFRS) and no adjustment has been made to reflect fair values at the time of the contribution.
Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.
The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.
These consolidated financial statements have been approved for issue by the Board of Directors on February 23, 2010.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)
Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2009	2008	2007

Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%	100.00%
Hylsamex S.A. de C.V. (1)	Mexico	Holding company	—	—	88.23%
Siderar S.A.I.C.	Argentina	Manufacturing and selling of flat steel products	60.94%	60.93%	60.93%
Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	—	—	56.38%
Ternium Internacional S.A.	Uruguay	Holding company and marketing of steel products	100.00%	100.00%	100.00%
Ylopa — Servicos de Consultadoria Lda. (3)	Portugal	Participation in the debt restructuring process of Amazonia and Sidor C.A.	94.38%	94.38%	95.66%
Consorcio Siderurgia Amazonia S.L.U. (formerly Consorcio Siderurgia Amazonia Ltd.) (4)	Spain	Holding of investments in Venezuelan steel companies	94.38%	94.38%	94.38%
Ternium Procurement S.A. (formerly Alvory S.A.)	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%	100.00%
Comesi San Luis S.A.I.C. (5)	Argentina	Production of cold or hot rolled prepainted, formed and skelped steel sheets	—	—	61.32%
Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.97%	60.96%	60.93%
Inversiones Basilea S.A. (7)	Chile	Purchase and sale of real estate and other	60.94%	60.93%	60.93%
Prosid Investments S.C.A.(7)	Uruguay	Holding company	60.94%	60.93%	60.93%
Ternium Internacional España S.L.U. (8)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (9)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (9)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (9)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A.C. (9)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A. (formerly Imsa Colombia S.A.) (9)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc.	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Hylsa S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.71%	88.71%	88.23%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2009	2008	2007
Ferropak Comercial S.A. de C.V. (10)	Mexico	Scrap services company	88.71%	88.71%	88.23%
Ferropak Servicios S.A. de C.V. (10)	Mexico	Services	88.71%	88.71%	88.23%
Galvacer America Inc (10)	USA	Distributing company	88.71%	88.71%	88.23%
Galvamet America Corp (10)	USA	Manufacturing and selling of insulates panel products	88.71%	88.71%	88.23%
Transamerica E. & I. Trading Corp (10)	USA	Scrap company	88.71%	88.71%	88.23%
Las Encinas S.A. de C.V. (10)	Mexico	Exploration, explotation and pelletizing of iron ore	88.71%	88.71%	88.23%
Técnica Industrial S.A. de C.V. (10)	Mexico	Services	88.71%	88.71%	88.23%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (11)	Mexico	Exploration, explotation and pelletizing of iron ore	44.36%	44.36%	44.12%
Peña Colorada Servicios S.A. de C.V. (11)	Mexico	Services	44.36%	44.36%	44.12%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V	Holanda	Financial Services	100.00%	100.00%	100.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (12)	Mexico	Medical and Social Services	66.09%	66.09%	65.73%
Ternium Mexico S.A. de C.V. (formerly Grupo Imsa S.A.B. de C.V.)	Mexico	Holding company	88.71%	88.71%	100.00%
Sefimsa S.A. de C.V. (13)	Mexico	Financial Services	88.71%	88.71%	100.00%
Ecore Holding S. de R.L. de C.V. (13)	Mexico	Holding company	88.71%	88.71%	100.00%
Neotec L.L.C. (13)	USA	Holding company	88.71%	88.71%	100.00%
Treasury Services S.A. de C.V. (formerly Treasury Services L.L.C.) (13)	Mexico	Financial Services	88.71%	88.71%	100.00%
APM, S.A. de C.V. (13)	Mexico	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Acedor, S.A. de C.V. (13)	Mexico	Holding company	88.71%	88.71%	100.00%
Empresas Stabilit S.A. de C.V. (13)	Mexico	Holding company	88.71%	88.71%	100.00%
Acerus S.A. de C.V. (13)	Mexico	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Imsa Monclova S.A. de C.V. (13)	Mexico	Services	88.71%	88.71%	100.00%
Ternium Internacional Guatemala S.A. (formerly Industrias Monterrey S.A.) (13)	Guatemala	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Corporativo Grupo Imsa S.A. de C.V. (13)	Mexico	Services	88.71%	88.71%	100.00%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2009	2008	2007
Ternium USA Inc. (formerly Imsa Holding Inc.) (13)	USA	Holding company	88.71%	88.71%	100.00%
Ternium Guatemala S.A. (formerly Industria Galvanizadora S.A.) (13)	Guatemala	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Imsa Caribbean Inc. (13)	Puerto Rico	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Ternium Internacional Nicaragua S.A. (formerly Industria Galvanizadora S.A.) (13)	Nicaragua	Manufacturing and selling of steel products	88.18%	88.09%	99,30%
Ternium Internacional Honduras S.A. de C.V. (formerly Industria Galvanizadora de Honduras S.A. de C.V.) (13)	Honduras	Manufacturing and selling of steel products	88.00%	88.00%	99.20%
Ternium Internacional El Salvador, S.A. de C.V. (formerly Industria Galvanizadora S.A. de C.V.) (13)	El Salvador	Manufacturing and selling of steel products	88.65%	88.65%	99.93%
Ternium Internacional Costa Rica S.A. (formerly Industrias Monterrey S.A) (13)	Costa Rica	Manufacturing and selling of steel products	88.71%	88.71%	100.00%
Dirken Company S.A. (14)	Uruguay	Holding Company	100.00%	100.00%	—
Secor- Servicios Corporativos S.A.	Venezuela	Holding Company	94.38%	93.44%	—
Ternium Brasil S.A.	Brazil	Holding Company	100.00%	100.00%	—
Ternium Engineering & Services S.A. (15)	Uruguay	Engineering and other services	100.00%	—	—
Ternium Ingeniería y Servicios de Argentina S.A. (15)	Argentina	Engineering services	100.00%	—	—
Ternium Ingeniería y Servicios de Mexico S.A. de C.V. (15)	Mexico	Engineering and other services	100.00%	—	—

(1)	Effective April1, 2008 it was merged with and into Ternium Mexico S.A. de C.V.

(2)	See Note 29 (ii).

(3)	Directly (85.62%) and indirectly through Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%.

(4)	Indirectly through Ylopa — Servicos de Consultadoría Lda.. Total voting rights held: 100.00%. As of April 25, 2008, this subsidiary was relocated into Spain (formerly Cayman Islands)

(5)	As of December, 2008 it was merged with and into Impeco S.A.

(6)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(7)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.

(8)	Indirectly through Dirken Company S.A. Total voting rights held 100.00%

(9)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%

(10)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 99.93%.

(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method.

(12)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.

(13)
Indirectly through Ternium Mexico S.A. de C.V. (see Note 3). Effective April 1, 2008 Siderar exchanged all of its shares in Hylsamex for shares in Ternium Mexico S.A. de C.V., thus reducing Ternium’s indirect participation in all of Ternium Mexico’s subsidiaries.

(14)	Incorporated during 2008, as a result of a spin off of Ternium Internacional S.A.

(15)	Incorporated during 2009.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business
Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”)
On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which Ternium obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.
Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.
Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.
Grupo Imsa is a steel manufacturer with operations in Mexico, the United States, Guatemala, Nicaragua, Honduras, El Salvador and Costa Rica. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of coated products. In addition, Grupo Imsa produces panels and other steel products.
Grupo Imsa contributed revenues of USD 976.3 million and a net loss of USD 77.5 million in the period from July 26, 2007 to December 31, 2007 (these amounts do not include revenues or net profits generated by discontinued operations). The book value of Grupo Imsa’s net assets acquired totals USD 543.9 million. The fair value of assets and liabilities arising from the transaction are as follows:

	USD Thousands
	Fair value	Book value
Property, plant and equipment	1,602,398	1,205,128
Intangible assets	456,404	73,227
Inventories	501,304	501,304
Cash and cash equivalents	190,087	190,087
Deferred Tax Liabilities	(481,930)	(253,991)
Provisions	(10,011)	(10,011)
Borrowings	(1,437,676)	(1,437,676)
Other assets and liabilities, net	(99,069)	(99,069)
Net assets pertaining to discontinued operations (1)	485,651	374,949

Net	1,207,158	543,948
Goodwill	455,776
Goodwill — Discontinued operations	65,740

Total Purchase Consideration	1,728,674

Other cash consideration — Income Tax paid on the transaction	297,700

(1)	These amounts do not include the goodwill attributable to discontinued operations for USD 65.7 million.
Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities totaled USD 521.5 million. Goodwill derives principally from synergies expected to be obtained by the Company after the transaction, as well as the fair value of the going concern element of the acquiree.
Upon consummation of the transaction, the Company was subject to an income tax payment of USD 297.7 million. This payment can be credited against income tax obligations for the following three fiscal years. As the Company initially expected to generate sufficient taxable income in that period, the above mentioned amount has been considered as an income tax prepayment. As of December 31, 2009, there was no remaining tax credit and as of December 31, 2008 the remaining tax credit totaled USD 28.2 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business (continued)
Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”) (continued)
The transactions were financed primarily through the incurrence of debt as follows:
•
Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium’s loans under the Ternium Facility were to be repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. On January 28, 2008, the company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million.

•
Ternium’s subsidiary Hylsa S.A. de C.V. (“Hylsa”) made several borrowings in an aggregate principal amount of 3,485 million under a loan facility (the “Hylsa Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

The loans are divided in two tranches of equal principal amount. Tranche A loans are being repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.
These facilities contain covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.
Pro forma data including acquisitions for the year ended December 31, 2007
Had the Grupo Imsa transaction been consummated on January 1, 2007, then Ternium’s unaudited pro forma net sales and net income for the year ended December 31, 2007 would have been approximately USD 9.6 billion and USD 0.8 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.
Subsidiary reorganization
Effective April 1, 2008, Ternium Mexico S.A. de C.V. (“Ternium Mexico”) was formed as a result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.
4 Accounting policies
These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2008, except for the application of the following accounting pronouncements, which became effective on January 1, 2009:
1)	IAS 1 revised, “Presentation of Financial Statements”
IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. Ternium has applied IAS 1 revised that, among other changes, has incorporated the following:
(a)
all changes in equity arising from transactions with owners in their capacity as owners (i.e. owner changes in equity) have been presented separately from non-owner changes in equity. Under IAS 1 revised, an entity is not permitted to present components of comprehensive income (i.e. non-owner changes in equity) in the statement of changes in equity;

(b)	income and expenses have been presented in two statements (a separate income statement and a statement of comprehensive income), separately from owner changes in equity;
(c)	components of other comprehensive income have been displayed in the statement of comprehensive income; and
(d)	total comprehensive income has been presented in the financial statements.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
2) IAS 23 revised, “Borrowing Costs”
Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period.
At December 31, 2009, the capitalized borrowing costs are not material.
3) IFRS 8, “Operating Segments”
Ternium adopted IFRS 8 “Operating Segments” as from January 1, 2007, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Note 4(u).
4) IFRS 7, “Financial Instruments — Disclosures (amendment)”
This amendment, effective 1 January 2009, requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.
The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:
(a) Group accounting
(1) Subsidiary companies
Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.
(2) Joint ventures
The Company reports its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined on a line-by-line basis with similar items in the Company’s financial statements.
Where the Company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the Company’s interest in the joint venture.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(a) Group accounting (continued)
(3) Associated companies
Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.
(4) First-time application of IFRS
The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS statement of financial position at that date.
In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:
4.1. Exemptions from full retrospective application — elected by the Company
The Company has elected to apply the following optional exemptions from full retrospective application.
(a) Fair value as deemed cost exemption
Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.
(b) Cumulative translation differences exemption
Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.
4.2 Exceptions from full retrospective application followed by the Company
Ternium has applied the following mandatory exceptions from retrospective application.
(a) Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.
(b) Hedge accounting exception
At January 1, 2003, the Company did not have derivatives that qualify for hedge accounting. This exception is therefore not applicable.
(c) Estimates exception
Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.
(d) Assets held for sale and discontinued operations exception
Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) at the transition date (January 1, 2003).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(b) Foreign currency translation
(1) Functional and presentation currency
Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.
(2) Subsidiary companies
The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting translation differences are recognized within other comprehensive income.
In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.
(3) Transactions in currencies other than the functional currency
Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.
(c) Financial instruments
Non derivative financial instruments
Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following specified categories:
•	Financial assets as at fair value through profit or loss: mainly financial assets that are held for trading;

•	Held to maturity investments: these investments are recorded at amortized cost using the effective interest method less accumulated impairment, with revenue recognized on an effective yield basis;

•
Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period;

•
Loans and receivables: are measured at amortized cost using the effective interest method less accumulated impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial; and

•	Other non derivative financial instruments are measured at amortized cost using the effective interest method, less accumulated impairment losses when applicable.
The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
Financial assets and liabilities are recognized and derecognized on the trade date.
Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(c) Financial instruments (continued)
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.
Derivative financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial Risk management”.
(d) Property, plant and equipment
Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment have been valued at its deemed cost at the transition date to IFRS.
Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.
Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.
Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.
Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	15-40 years
Production equipment	10-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years
The assets’ useful lives are reviewed, and adjusted if appropriate, at each year end.
Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.
If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) “Impairment”).
(e) Intangible assets
(1) Information system projects
Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.
Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(e) Intangible assets (continued)
(2) Mining concessions and exploration costs
Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value at acquisition date less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.
Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. Capitalization is made within Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.
(3) Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.
(4) Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2009, 2008 and 2007 totaled USD 0.7 million, USD 0.8 million and USD 1.1 million, respectively.
(5) Customer relationships acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Grupo Imsa.
Customer relationships are amortized over a useful life of approximately 10 years.
(6) Trademarks
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill attributable to the acquisition of Grupo Imsa.
Trademarks are amortized over a useful life of approximately 5 years.
(f) Impairment
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.
To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at rates that reflect specific country and currency risks.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(f) Impairment (continued)
In order to test goodwill for impairment and other assets indicated as possibly impaired, the “fair value less costs to sell” of the related cash-generating unit is calculated and only if it is lower than the carrying amount is the value in use determined. Ternium uses projections for the next 5 years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized. Discounted Cash Flow (DCF) method to determine the “fair value less costs to sell” of a related cash-generating unit, starts with a forecast of all expected future net cash flows.
The net present values involve highly sensitive estimates and assumptions specific to the nature of Ternium’s activities with regard to:
•	The amount and timing of projected future cash flows;

•	The discount rate selected and;

•	The tax rate selected
The discount rates used are based on Ternium’s weighted average cost of capital, which is adjusted for specific country and currency risks associated with the cash flow projections. To perform the test, post-tax rates have been applied. Discount rates used range from 11.8 to 16.7%.
Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.
At December 31, 2009, an impairment provision over the agreement with Corus recognized as intangible asset, was recorded for the amount of USD 27.0 million. See note 27 (ii). At December 31, 2008 and 2007, no impairment provisions were recorded.
(g) Other investments
Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.
All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.
Income from financial instruments is recognized in Other financial expenses, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.
(h) Inventories
Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier’s invoice cost.
The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (v) (4)).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(i) Trade receivables
Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.
A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.
(j) Cash and cash equivalents
Cash and cash equivalents and highly liquid short-term securities are carried at fair market value, except for time deposits which are carried at amortized cost and its amount does not defer significantly from its fair value.
For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition).
In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.
(k) Non current assets (disposal groups) classified as held for sale
Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.
The carrying value of non-current assets classified as held for sale, at December 31, 2009 and 2008 totals USD 9.2 million and USD 5.3 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.
(l) Borrowings
Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.
Capitalized borrowing costs are amortized over the life of their respective debt.
(m) Income taxes — current and deferred
Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.
The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxembourg starting January 1, 2006.
On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.
The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.
Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(m) Income taxes — current and deferred (continued)
Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.
In 2008, Hylsa S.A. de C.V. (“Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees were transferred to the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, the Company reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD 96 million) and disclosed the related gain within Income tax (expense) benefit line item in the Consolidated Income Statement.
(n) Employee liabilities
(1) Pension obligations
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.
Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
Mexico
Ternium Mexico has defined benefit and defined contribution plans.
The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.
The defined contribution plans provides a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contribution to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(n) Employee liabilities (continued)
Argentina
Siderar implemented an unfunded defined benefit employee retirement plan for certain officers on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers. For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.
(2) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.
(3) Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.
During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date.
As of December 31, 2009, the outstanding liability corresponding to the Program amounts to USD 5.7 million. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2009, is USD 8.3 million.
(4) Social security contributions
Social security laws in force in Argentina and Mexico provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.
(o) Provisions and other liabilities
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.
(p) Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(q) Revenue recognition
Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.
Interest income is recognized on an effective yield basis.
Income from participation account is recognized when earned according to its contractual terms (see Note 29 (iii)).
(r) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.
(s) Earnings per share
Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).
(t) Derivative financial instruments and hedging activities
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2009, the effective portion of designated cash flow hedges amounts to USD 32.7 million (net of taxes for USD 14.0 million) and is included under “cash flow hedges” line item in the statement of comprehensive income.
More information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.
(u) Segment information
Reportable operating segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.
Reportable geographical information: There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.
Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditures is based on their corresponding location.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(v) Critical Accounting Estimates
The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.
The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(1) Goodwill impairment test
Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis.
Goodwill is tested at the level of the cash generating units, or CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rate used at December 31, 2009 was 11.8% and no impairment charge resulted from the impairment test performed.
(2) Income taxes
Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management did not record a valuation allowance at December 31, 2009.
(3) Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates.
The loss contingencies provision amounts to USD 18.9 million as of December 31, 2009.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(v) Critical Accounting Estimates
(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete.
Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.
The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.
As of December 31, 2009 there was no allowance for net realizable value, whereas of December 31, 2008, USD 160.9 million had been recorded as allowance for net realizable value and USD 58.2 million and USD 124.9 million, respectively, had been recorded as allowance for obsolescence.
(5) Valuation of the Sidor financial asset
As further described in Note 29 (ii), on May 7, 2009, the Company reached an agreement with CVG for the transfer of its entire 59.7% interest in Sidor in exchange for an aggregate amount of USD 1.97 billion, out of which USD 400 million were paid in cash on that date. The initial measurement of the outstanding receivable was performed on the basis of its discounted amount using an annual discount rate of 14.36%. Subsequently, this receivable was valued at its amortized cost using the effective interest rate.
The discount rate used for the initial measurement of this receivable was estimated on the basis of management’s best estimate of market rates adjusted to reflect specific risks.
(6) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.
(7) Allowances for Doubtful Accounts
Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.
Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned.
As of December 31, 2009, allowance for doubtful accounts totals USD 16.7 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information
Reportable operating segments

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2009

Net sales	4,249,979	572,900	136,104	—	4,958,983
Cost of sales	(3,634,854)	(392,983)	(82,533)	—	(4,110,370)

Gross profit	615,125	179,917	53,571	—	848,613

Selling, general and administrative expenses	(477,067)	(40,739)	(13,724)	—	(531,530)
Other operating (expenses) income, net	(21,303)	414	189	—	(20,700)

Operating income	116,755	139,592	40,036	—	296,383

Capital expenditures — PP&E	178,425	10,270	1,983	—	190,678
Depreciation — PP&E	287,177	19,017	6,786	—	312,980

Segment assets
Inventories, net	1,219,347	102,423	28,798	—	1,350,568
Trade receivables, net	349,230	60,825	27,780	—	437,835
Property , plant and equipment, net	3,724,825	263,461	52,129	—	4,040,415
Intangible assets, net	977,552	60,795	47,065	—	1,085,412
Sidor financial asset	—	—	—	964,359	964,359
Other assets	—	—	—	2,414,084	2,414,084

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2008

Net sales	7,124,687	1,075,090	265,108	—	8,464,885
Cost of sales	(5,256,340)	(732,332)	(139,355)	—	(6,128,027)

Gross profit	1,868,347	342,758	125,753	—	2,336,858

Selling, general and administrative expenses	(560,189)	(80,303)	(28,981)	—	(669,473)
Other operating income, net	2,789	2,419	3,454	—	8,662

Operating income	1,310,947	264,874	100,226	—	1,676,047

Capital expenditures — PP&E	511,658	29,684	2,915	—	544,257
Depreciation — PP&E	311,624	18,422	3,715	—	333,761

Segment assets
Inventories, net	1,708,324	100,494	17,729	—	1,826,547
Trade receivables, net	449,168	133,673	40,151	—	622,992
Property , plant and equipment, net	3,911,919	260,925	39,469	—	4,212,313
Intangible assets, net	1,039,337	51,769	45,261	—	1,136,367
Assets — discontinued operations	—	—	—	1,318,900	1,318,900
Other assets	—	—	—	1,554,128	1,554,128

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	Flat steel	Long Steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2007

Net sales	4,731,715	772,829	128,822	—	5,633,366
Cost of sales	(3,633,368)	(581,123)	(73,180)	—	(4,287,671)

Gross profit	1,098,347	191,706	55,642	—	1,345,695

Selling, general and administrative expenses	(439,170)	(66,513)	(11,750)	—	(517,433)
Other operating income, net	4,970	4,044	(500)	—	8,514

Operating income	664,147	129,237	43,392	—	836,776

Capital expenditures — PP&E	285,858	21,463	1,277	—	308,598
Depreciation — PP&E	281,886	20,237	7,733	—	309,856

Segment assets
Inventories, net	1,345,386	91,170	12,917	—	1,449,473
Trade receivables, net	553,692	87,237	18,542	—	659,471
Property , plant and equipment, net	4,446,680	312,375	42,309	—	4,801,364
Intangible assets, net	1,319,544	63,506	53,539	—	1,436,589
Assets — discontinued operations	—	—	—	3,599,667	3,599,667
Other assets	—	—	—	1,702,518	1,702,518
Geographical information
There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	South and
	Central	North	Europe and
	America	America	other	Total
Year ended December 31, 2009
Net sales	1,782,446	2,976,938	199,599	4,958,983
Segment assets
Trade receivables, net	116,231	318,466	3,138	437,835
Property, plant and equipment , net	1,297,289	2,743,045	81	4,040,415

Capital expenditures — PP&E	117,583	73,044	51	190,678
Depreciation — PP&E	111,895	201,071	14	312,980

Year ended December 31, 2008
Net sales	3,107,510	5,230,126	127,249	8,464,885
Segment assets
Trade receivables, net	176,348	425,163	21,481	622,992
Property, plant and equipment, net	1,424,382	2,787,903	28	4,212,313

Capital expenditures — PP&E	325,496	218,753	8	544,257
Depreciation — PP&E	132,891	200,843	27	333,761

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	South and
	Central	North	Europe and
	America	America	other	Total

Year ended December 31, 2007
Net sales	2,150,717	3,340,982	141,667	5,633,366
Segment assets
Trade receivables, net	57,625	589,418	12,428	659,471
Property, plant and equipment, net	1,363,016	3,438,298	48	4,801,362

Capital expenditures — PP&E	140,259	168,339	—	308,598
Depreciation — PP&E	127,314	182,504	38	309,856
6 Cost of sales

	Year ended December 31,
	2009	2008	2007

Inventories at the beginning of the year	1,826,547	1,449,476	896,588

Acquisition of business (Note 3)	—	—	501,304
Translation differences	(46,857)	(440,685)	(11,571)
Plus: Charges for the year
Raw materials and consumables used and other movements	2,473,327	5,374,363	3,313,355
Services and fees	126,325	154,176	118,819
Labor cost	378,558	481,057	348,027
Depreciation of property, plant and equipment	308,156	328,260	300,161
Amortization of intangible assets	14,462	19,023	17,434
Maintenance expenses	221,175	277,753	224,697
Office expenses	4,997	8,347	6,770
Freight and transportation	32,846	37,735	30,899
Insurance	9,256	8,695	6,076
(Recovery) Charge of obsolescence allowance	(7,556)	82,125	(2,965)
Valuation allowance	127,553	199,972	—
Recovery from sales of scrap and by-products	(27,326)	(60,379)	(69,394)
Others	19,475	34,656	56,947

Less: Inventories at the end of the year	(1,350,568)	(1,826,547)	(1,449,476)

Cost of Sales	4,110,370	6,128,027	4,287,671

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
7 Selling, general and administrative expenses

	Year ended December 31,
	2009	2008	2007
Services and fees	46,923	65,221	50,480
Labor cost	150,914	199,304	159,027
Depreciation of property plant and equipment	4,824	5,501	9,695
Amortization of intangible assets	57,663	60,757	27,981
Maintenance and expenses	6,858	7,737	11,629
Taxes	65,889	79,286	61,123
Office expenses	26,134	32,682	22,362
Freight and transportation	156,520	189,848	155,929
(Decrease) Increase of allowance for doubtful accounts	(1,635)	2,861	(915)
Others	17,440	26,276	20,122

Selling, general and administrative expenses	531,530	669,473	517,433

8 Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2009	2008	2007
Wages, salaries and social security costs	450,828	636,018	448,360
Termination benefits	55,358	22,604	39,992
Pension benefits (Note 24 (i))	23,286	21,739	18,702

	529,472	680,361	507,054

9 Other operating (expenses) income, net

	Year ended December 31,
	2009	2008	2007

Results from the sale of sundry assets	(2,121)	5,535	12,419
Provision for legal claims and other matters (Note 21)	(4,614)	(2,358)	(2,995)
Impairment charge (note 27 (ii))	(27,022)	—	—
Others	13,057	5,485	(910)

Total other operating (expenses) income, net	(20,700)	8,662	8,514

10 Other financial income (expenses), net

	Year ended December 31
	2009	2008	2007
Debt issue costs	(5,149)	(11,314)	(9,061)
Net foreign exchange gain (loss)	83,057	(632,735)	(18,436)
Change in fair value of derivative instruments	10,607	(32,480)	2,477
Others	(6,876)	(16,663)	(13,478)

Other financial income (expenses), net	81,639	(693,192)	(38,498)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
11 Income tax expense
Income tax
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2009	2008(1)	2007
Current tax	(124,647)	(502,425)	(272,004)
Deferred tax (Note 23)	(24,812)	300,614	(20,109)
Deferred tax — effect of changes in tax rates (Note 23)	(11,216)	—	—
Effect of change in fair value of cash flow hedge	9,112	(23,121)	—
Recovery of income tax	60,249	62,228	—
Utilization of previously unrecognized tax losses	—	—	768

	(91,314)	(162,704)	(291,345)

(1)	Includes the reversal of deferred statutory profit sharing.
Income tax expense for the years ended December 31, 2009, 2008 and 2007 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2009	2008	2007
Income before income tax	430,415	880,773	707,216

Income tax expense at statutory tax rate	(92,662)	(238,822)	(342,932)
Non taxable income	1,940	40,785	58,885
Non deductible expenses	(49,625)	(16,411)	(3,608)
Recovery of income tax	60,249	62,228	—
Utilization of previously unrecognized tax losses	—	—	768
Provisions for tax loss carry-forwards	—	(10,484)	(4,458)
Effect of changes in tax rate	(11,216)	—	—

Income tax expense	(91,314)	(162,704)	(291,345)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
12 Property, plant and equipment, net

				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
Year ended December 31, 2009	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686
Translation differences	11,665	(81,486)	(101,317)	(11,286)	(16,901)	(4,314)	(203,639)
Additions	6,892	1,276	1,692	1,170	179,648	—	190,678
Disposals / Consumptions	—	—	(760)	(4,613)	(2,483)	(3,288)	(11,144)
Transfers	(5,922)	55,188	94,542	1,770	(152,593)	—	(7,015)

Values at the end of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566

Depreciation
Accumulated at the beginning of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)
Translation differences	—	45,341	112,784	9,743	—	1,269	169,137
Depreciation charge	—	(67,866)	(234,688)	(9,985)	—	(441)	(312,980)
Disposals / Consumptions	—	—	316	2,724	—	25	3,065

Accumulated at the end of the year	—	(554,581)	(1,809,902)	(124,455)	—	(1,213)	(2,490,151)

At December 31, 2009	424,722	957,244	2,214,592	24,759	387,721	31,377	4,040,415

				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
Year ended December 31, 2008	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	469,875	1,615,227	4,568,892	169,548	234,200	32,861	7,090,603
Translation differences	(92,813)	(209,698)	(672,121)	(19,124)	(67,714)	(2,890)	(1,064,360)
Additions	35,171	11,969	929	4,453	481,514	10,221	544,257
Disposals / Consumptions	(146)	(24)	(5,317)	(3,160)	(167)	—	(8,814)
Transfers	—	119,373	137,954	10,456	(267,783)	—	—

Values at the end of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686

Depreciation
Accumulated at the beginning of the year	—	(512,284)	(1,644,709)	(130,009)	—	(2,239)	(2,289,241)
Translation differences	—	52,570	203,427	13,459	—	235	269,691
Depreciation charge	—	(72,342)	(248,939)	(12,418)	—	(62)	(333,761)
Disposals / Consumptions	—	—	1,907	2,031	—	—	3,938

Accumulated at the end of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)

At December 31, 2008	412,087	1,004,791	2,342,023	35,236	380,050	38,126	4,212,313

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
13 Intangible assets, net

			Customer
		Mining	relationships and
	Information system	concessions and	other contractual
Year ended December 31, 2009	projects	exploration costs	rights	Trademarks	Goodwill	Total

Cost
Values at the beginning of the year	97,358	112,840	304,931	71,358	683,702	1,270,189
Translation differences	(4,417)	4,778	10,505	2,000	24,941	37,807
Additions	6,128	11,784	—	—	—	17,912
Disposals / Consumptions	(333)	(4,926)	—	—	—	(5,259)
Impairment charge (see note 27 (ii))	—	—	(27,022)	—	—	(27,022)
Transfers	—	245	—	—	—	245

Values at the end of the year	98,736	124,721	288,414	73,358	708,643	1,293,872

Amortization
Accumulated at the beginning of the year	(50,145)	(24,429)	(43,015)	(16,233)	—	(133,822)
Translation differences	2,841	(1,358)	(3,007)	(989)	—	(2,513)
Amortization charge	(19,059)	(9,781)	(28,452)	(14,833)	—	(72,125)

Accumulated at the end of the year	(66,363)	(35,568)	(74,474)	(32,055)	—	(208,460)

At December 31, 2009	32,373	89,153	213,940	41,303	708,643	1,085,412

			Customer
		Mining	relationships and
	Information system	concessions and	other contractual
Year ended December 31, 2008	projects	exploration costs	rights	Trademarks	Goodwill	Total

Cost
Values at the beginning of the year	81,568	127,434	371,136	85,343	850,702	1,516,183
Translation differences	(14,383)	(27,722)	(66,445)	(14,091)	(167,000)	(289,641)
Additions	30,173	13,128	240	106	—	43,647

Values at the end of the year	97,358	112,840	304,931	71,358	683,702	1,270,189

Amortization
Accumulated at the beginning of the year	(38,154)	(21,394)	(14,097)	(5,949)	—	(79,594)
Translation differences	6,853	5,870	9,056	3,773	—	25,552
Amortization charge	(18,844)	(8,905)	(37,974)	(14,057)	—	(79,780)

Accumulated at the end of the year	(50,145)	(24,429)	(43,015)	(16,233)	—	(133,822)

At December 31, 2008	47,213	88,411	261,916	55,125	683,702	1,136,367

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
14 Investments in associated companies

	As of December 31,
	2009	2008
At the beginning of the year	5,585	3,815

Translation adjustment	(118)	(81)
Equity in earnings of associated companies	1,110	1,851

At the end of the year	6,577	5,585

The principal associated companies, all of which are unlisted, are:

		Voting rights
	Country of	at December 31,		Value at December 31,
Company	incorporation	2009	2008	2009	2008
Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	5,440	4,287
Finma S.A.I.F. (2)	Argentina	33.33%	33.33%	1,058	1,212
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	79	86

				6,577	5,585

(1)	Holding Company. Indirectly through the participation in Ternium Procurement S.A.

(2)	Consulting and financial services. Indirectly through the participation in Siderar.

(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
15 Other investments, net — non-current

	As of December 31,
	2009	2008
Time deposits with related parties (i) (Note 30)	16,161	15,075
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	53	1,680
Others	200	193

Total	16,414	16,948

(i)	Time deposits with related parties

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii)	Guarantee fund Compañía Afianzadora de Empresas Siderúrgicas S.G.R.
Corresponds to the Company’s portion of the risk funds sponsored by Compañía Afianzadora de Empresas Siderúrgicas S.G.R., which acts as guarantor of third parties’ debts.
16 Receivables, net — non-current

	As of December 31,
	2009	2008
Receivables with related parties (Note 30)	372	492
Employee advances and loans	10,103	16,371
Advances to suppliers for the purchase of property, plant and equipment	36,446	48,690
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 30)	15,168	22,422
Tax credits	29,676	11,887
Others	9,968	20,503
Allowance for doubtful accounts (Note 21 )	(416)	(170)

	101,317	120,195

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
17 Receivables — current

	As of December 31,
	2009	2008
Value added tax	30,777	87,113
Tax credits	66,271	80,280
Income tax credit paid on business acquisition (Note 3)	—	28,214
Employee advances and loans	8,822	7,300
Advances to suppliers	4,059	9,157
Advances to suppliers with related parties (Note 30)	519	4,878
Expenses paid in advance	4,676	3,770
Government tax refunds on exports	10,603	6,520
Receivables with related parties (Note 30)	892	2,543
Others	9,681	19,216

	136,300	248,991

18 Inventories, net

	As of December 31,
	2009	2008
Raw materials, materials and spare parts	438,231	708,333
Goods in process	678,977	1,069,904
Finished goods	213,025	315,670
Goods in transit	78,488	18,458
Obsolescence allowance (Note 22)	(58,153)	(124,883)
Valuation allowance (Note 22)	—	(160,935)

	1,350,568	1,826,547

19 Trade receivables, net

	As of December 31,
	2009	2008
Current accounts	441,952	627,451
Trade receivables with related parties (Note 30)	12,193	18,891
Allowance for doubtful accounts (Note 22)	(16,310)	(23,350)

	437,835	622,992

20 Cash, cash equivalents and other investments

	As of December 31,
	2009	2008
(i) Other investments
Deposits	46,844	90,008

(ii) Cash and cash equivalents
Cash at banks and deposits	2,095,798	1,065,552

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
21 Allowances and Provisions — non current

	Deducted from
	assets	Liabilities
	Allowance for	Legal claims
	doubtful	and
	accounts	other matters
Year ended December 31, 2009
Values at the beginning of the year	170	24,400
Translation differences	(18)	(1,538)
Additions	264	7,887
Reversals	—	(3,273)
Uses	—	(8,563)

At December 31, 2009	416	18,913

Year ended December 31, 2008
Values at the beginning of the year	512	26,919
Translation differences	(20)	(3,662)
Additions	—	11,359
Reversals	(322)	(9,001)
Uses	—	(1,215)

At December 31, 2008	170	24,400

22 Allowances — current

	Deducted from assets
	Allowance for	Obsolescence
	doubtful accounts	allowance	Valuation allowance
Year ended December 31, 2009
Values at the beginning of the year	23,350	124,883	160,935
Translation differences	(561)	(216)	(2,918)
Reversals	(3,860)	(65,465)	—
Additions	1,961	57,909	127,553
Uses	(4,580)	(58,958)	(285,570)

At December 31, 2009	16,310	58,153	—

Year ended December 31, 2008
Values at the beginning of the year	26,097	67,748	—
Translation differences	(2,478)	(19,149)	(39,037)
Reversals	(3,931)	(40,084)	—
Additions	7,113	122,209	199,972
Uses	(3,451)	(5,841)	—

At December 31, 2008	23,350	124,883	160,935

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
23 Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	Year ended December 31,
	2009	2008
At beginning of the year	(810,160)	(1,252,300)
Translation differences	11,574	141,526
Deferred income tax expense included within discontinued operations	(22,683)	—
Effect of changes in tax rate	(11,216)	—
Deferred tax (charge) credit	(24,812)	300,614

At end of the year	(857,297)	(810,160)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

					Total at
	Fixed		Intangible		December 31,
Deferred tax liabilities	assets	Inventories	assets	Other	2009

At beginning of year	(748,342)	3,964	(101,252)	(79,243)	(924,873)

Translation differences	11,637	(2,224)	(3,323)	5,449	11,539
Deferred income tax expense included within discontinued operations	—	—	—	(22,683)	(22,683)
Effect of changes in tax rate	(4,376)	(4,095)	(3,200)	(30)	(11,701)
Deferred tax credit (charge)	53,961	(52,870)	13,047	(33,514)	(19,376)

At end of year	(687,120)	(55,225)	(94,728)	(130,021)	(967,094)

				Total at
		Trade		December 31,
Deferred tax assets	Provisions	Receivables	Other	2009

At beginning of year	72,227	6,819	35,667	114,713

Translation differences	841	342	(1,148)	35
Effect of changes in tax rate	2,691	394	(2,600)	485
Income statement credit (charge)	(12,566)	280	6,850	(5,436)

At end of year	63,193	7,835	38,769	109,797

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.
The amounts shown in the statement of financial position include the following:

	As of December 31,
	2009	2008
Deferred tax assets to be recovered after more than 12 months	61,916	48,189
Deferred tax liabilities to be settled after more than 12 months	(911,289)	(927,764)

	(849,373)	(879,575)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities

	As of December 31,
	2009	2008
(i) Other liabilities — non-current

Termination benefits	4,114	4,187
Pension benefits	151,562	125,700
Related parties (Note 30)	1,058	1,021
Other	19,892	17,782

	176,626	148,690

Pension benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Year ended December 31,
	2009	2008
Present value of unfunded obligations	201,145	156,359
Unrecognized prior service costs	(4,120)	(4,657)
Unrecognized actuarial losses	(45,463)	(26,002)

Liability in the statement of financial position	151,562	125,700

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2009	2008
Current service cost	4,594	5,589
Interest cost	17,351	14,027
Amortization of prior service costs	529	661
Net actuarial losses recognized in the year	812	1,462

Total included in labor costs	23,286	21,739

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Year ended December 31,
	2009	2008
At the beginning of the year	125,700	133,229

Transfers and new participants of the plan	(795)	(139)
Total expense	23,286	21,739
Translation differences	4,711	(26,006)
Contributions paid	(1,340)	(639)
Effect of companies under joint control (see Note 4 (a) (2))	—	(2,484)

At the end of the year	151,562	125,700

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2009	2008
Mexico

Discount rate	9.50%	9.75%
Rate of compensation increase	4.00%	4.00%

	Year ended December 31,
	2009	2008
Argentina

Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2009	2008
(ii) Other liabilities — current
Payroll and social security payable	40,656	88,610
Termination benefits	7,663	3,620
Related Parties (Note 30)	4,792	1,563
Others	3,910	9,583

	57,021	103,376

25 Derivative financial instruments
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2009 and 2008 were as follows:

	Year ended December 31,
	2009	2008
Contracts with positive fair values:

Foreign exchange contracts	1,588	1,516

	1,588	1,516

Contracts with negative fair values:

Interest rate swap contracts	(78,710)	(97,153)
Foreign exchange contracts	—	(13,553)
Commodities contracts	—	(12,338)

	(78,710)	(123,044)

Derivative financial instruments breakdown is as follows:
a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2009, most of the Company’s long-term borrowings were at variable rates.
Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt. The notional amount represents 50% of its total exposure.
On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4.16% to 6.00%. These agreements are due in September 2011 and March 2012.
On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements over an aggregate notional amount of USD 894 million, in an average swap level of 5.22% and a knock-in level of 2.5%. These agreements are due in July 2012. As of December 31, 2009, these contracts were accounted for as cash flow hedges. As of December 31, 2009, the outstanding balance of the pre-tax reserve recorded in other comprehensive income is USD 46.7 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
25 Derivative financial instruments (continued)
Net fair values of derivative financial instruments (continued)
b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the US Dollar.
During 2009, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount hedged as of December 31, 2009 was EUR 0.8 million with a forward price of 1.49 US Dollars per Euro.
Beginning in October 2009, Ternium Treasury Services entered into a forward agreement over an aggregate notional amount of EUR 5.3 million, at an exchange rate of 1.46 US Dollars per Euro, to manage its exposure to investments in Euros. This forward agreement is due on April 9, 2010.
Furthermore, during 2009, Ternium Mexico has been hedging its long-term exposure denominated in MXN. As of December 31, 2009, Ternium Mexico has a notional amount of MXN 1,167 million at an average exchange rate of 12.97 Mexican Pesos per US Dollar.
As of December 31, 2009, Prosid Investments had a non-deliverable forward (NDF) agreement with a notional amount of ARS 36.3 million at an exchange rate of 4.13 Argentine Pesos per US Dollar. This NDF hedges indirect exposure of short-term debt denominated in ARS and is due in February 2010.
The net fair values of the exchange rate derivative contracts as of December 31, 2009 and December 31, 2008 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2009	2008
USD/EUR	Forward	6,151 EUR	177	(423)
CAD/USD	Collar	—	—	6
MXN/USD	Cross Currency Swap	—	—	(12,678)
MXN/USD	Forward	1,167,000 MXN	773	—
ARS/USD	ND Forward	36,272 ARS	638	1,058

			1,588	(12,037)

26 Borrowings

	Year ended December 31,
	2009	2008
(i) Non-current
Bank borrowings	1,794,149	2,336,796
Less: debt issue costs	(6,945)	(10,929)

	1,787,204	2,325,867

(ii) Current
Bank borrowings	543,940	945,822
Less: debt issue costs	(4,415)	(4,362)

	539,525	941,460

Total borrowings	2,326,729	3,267,327

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
26 Borrowings (continued)
The maturity of borrowings is as follows:

	Expected Maturity Date
				At December 31, (1)
	2010	2011	2012	2009	2008
Fixed Rate	15,595	—	—	15,595	227,276
Floating Rate	523,930	497,736	1,289,468	2,311,134	3,040,051

Total	539,525	497,736	1,289,468	2,326,729	3,267,327

(1)
As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates — which incorporate instruments denominated mainly in US dollars and which also include the effect of derivative financial instruments- at year end were as follows:

	December 31,
	2009	2008
Bank borrowings	3.04%	2.79%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2009 and 2008, respectively.
Breakdown of borrowings by currency is as follows:

		December 31,
Currency	Interest rates	2009	2008
USD	Floating	2,311,134	3,040,051
USD	Fixed	3,971	148,118
ARS	Fixed	11,624	38,754
MXN	Fixed	—	40,404

Total bank borrowings		2,326,729	3,267,327

USD: US dollars; ARS: Argentine pesos; MXN: Mexican pesos
27 Contingencies, commitments and restrictions on the distribution of profits
Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.
(i) Tax claims
(a) Siderar. AFIP — Income tax claim for fiscal years 1995 to 1999
The Administración Federal de Ingresos Públicos (“AFIP” — the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 19.4 million as of December 31, 2009.
The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP
Based on the above, the Company recognized a provision amounting to USD 2.3 million as of December 31, 2009 as management considers there could be a potential cash outflow.
(ii) Commitments
The following are the Company’s main off-balance sheet commitments:
(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreeement totals USD 121.0 million and is due to terminate in 2018.
(b) Siderar, within the investment plan to increase its production capacity, invested as of December 31, 2009, USD 263.3 million and additionally has entered into several commitments to acquire new production equipment for a total consideration of USD 157.1 million.
Furthermore, related to operating activities and to the investment plan, Siderar entered into an agreement with Air Liquide Argentina S.A. (“Alasa”) for the supply of oxygen, nitrogen and argon for a contracted amount of USD 174.5 million which is due to terminate in 2025.
Given the severe international financial crisis initiated in 2008, its impact on the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan. Consequently, during the year, Siderar agreed with some suppliers to cancel or postpone some purchase orders.
Regarding the agreement entered with Alasa and after several negotiations, a provisory suspension of services and supplies from both parties related to the construction of the new gas facility was agreed until March 31, 2010. A consideration of USD 4.1 million was paid as a reimbursement for expenses incurred by Alasa. If a new postponement is not agreed, or a definitive agreement is not reached, Alasa would be entitled to claim Siderar fulfillment of the commitments starting April 1, 2010.
(c) Siderar, given the financial crisis initiated in 2008 and following global steel industry trends, entered into several renegotiation processes regarding the main provisions under which the Company had assumed fixed commitments for the purchase of raw materials. The parties have agreed the conditions for the supply of raw materials for the next three years. Under the new agreements, Siderar assumed commitments for a total amount of USD 422.6 million which include purchases of certain raw materials at prices that are USD 66.3 million higher than current market conditions.
(d) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW. This contract effectively started on April 30, 2002, and currently supplies approximately 28% of Ternium Mexico’s electricity needs. The contract with Iberdrola will terminate in 2027.
(e) Ternium Mexico (former Hylsamex S.A. de C.V. and subsidiaries) entered into 7 long-term operating lease agreements for the rental of machinery, materials handling equipment and computers. Total amounts due in 2010, include USD 0.8 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2009 accounts for USD 2.8 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(f) On April 5, 2000, several subsidiaries of Ternium Mexico (former Grupo Imsa) which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contract with Tractebel will terminate in 2018.
(g) On April 1, 2003, Ternium Mexico (former Grupo Imsa, through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquímica Básica for the supply of natural gas to Ternium Mexico’s plants located in Monclova and Puebla, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Ternium Mexico’s needs during the relevant period and Ternium Mexico has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.
(h) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures.. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other offtakers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the offtakers and Ternium Mexico seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus has not quantified but has stated would exceed the USD150 million, the maximum aggregate cap on liability that the offtakers would have under the off-take framework agreement. In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged offtakers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the offtakers and adding to its claims the payment of punitive or exemplary damages. The arbitration proceeding has not yet concluded. At the date of issue of these financial statements it is impossible to foresee the final outcome of this arbitration proceeding.
At the acquisition of Ternium Mexico by Ternium, the Company valued the intangible asset related to this contract at USD 29.7 million. As of March 31, 2009, the Company decided to fully impair the remaining value of this intangible asset for a total amount of USD 27.0 million, as the value of such intangible asset was not representative of the market conditions.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(i) On January 19, 2006, Ternium Mexico (former Grupo Imsa, through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to three of Ternium Mexico’s plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Ternium Mexico’s daily needs for the relevant period. Ternium Mexico has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2009, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31,
2009
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at January 1, 2009	1,457,281
Profit for the year	78,098

Total shareholders equity under Luxembourg GAAP	5,356,393

28 Earnings per share
As of December 31, 2009, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.
For fiscal years 2009, 2008 and 2007, the weighted average of shares outstanding totaled 2,004,743,442 shares.
Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2009	2008	2007
Profit from continuing operations attributable to equity holders of the Company	305,830	544,987	293,573
Profit from discontinued operations attributable to equity holders of the Company	411,570	170,431	490,917
Weighted average number of ordinary shares in issue	2,004,743,442	2,004,743,442	2,004,743,442
Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.15	0.27	0.15
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (USD per share)	0.21	0.09	0.24

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations
(i) Sale of non strategic U.S. assets
On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 97.5 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.
(ii) Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation of, and the Executive Branch would order the expropriation of, the shares of the relevant companies in accordance with the Venezuelan Expropriation Law.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million is being paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche, of USD 626 million, will be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. While the first two installments were paid upon maturity, the third installment, due on February 8, 2010, had a twenty three days delay, and was paid on March 3, 2010. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(ii) Nationalization of Sidor (continued)
At December 31, 2009, the carrying amount of the Sidor financial asset (following the receipt of USD 953.6 million cash payments) amounted to USD 964.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG.
At December 31, 2009 the Company recorded a net gain, in accounting terms, of USD 428.0 million in connection with this transaction which is disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, in accounting terms, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009. In addition, the Company recorded a gain in the amount of USD 136.0 million included in “Interest income — Sidor financial asset” in the Income Statement. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
(iii) Analysis of the result of discontinued operations:

	Year ended December 31,
	2009	2008(1)	2007(2)

Net sales	—	467,618	2,899,049
Cost of sales	—	(306,744)	(1,833,427)

Gross profit	—	160,874	1,065,622

Selling, general and administrative expenses	—	(90,362)	(328,850)
Other operating income (expenses), net	—	1,080	13,146

Operating income	—	71,592	749,918

Financial expenses, net	—	(15,330)	(13,018)
Loss from Participation Account — Sidor	—	(96,525)	(701,599)
Income from Participation Account	—	210,205	419,065
Equity in (losses) earnings of associated companies	—	(150)	(7,499)

Income before income tax	—	169,792	446,867

Income tax benefit	—	41,326	133,058

Subtotal	—	211,118	579,925

Gain form the sale of non strategic U.S. assets — see Note 29 (i)		97,481
Reversal of currency translation adjustment — Sidor	—	(151,504)	—
Gain from the disposal of Sidor (net of income tax)	428,023	—	—

Income from discontinued operations	428,023	157,095	579,925

(1)	Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes the results of Sidor for the period January 1, 2007 up to December 31, 2007 and the results from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(iv) Analysis of cash flows from discontinued operations:

	Year ended December 31,
	2009	2008(1)	2007(2)

Cash flows from discontinued operating activities
Net income of from discontinued operations	428,023	157,095	579,925
Adjustments for:
Depreciation and amortization	—	50,820	217,662
Income tax accruals less payments	—	(41,613)	(133,930)
Gain from the sale of non strategic U.S. assets	—	(97,481)	—
Reversal of currency translation adjustment — Sidor	—	151,504	—
Gain from the disposal of Sidor	(428,023)
Changes in working capital and others	—	107,184	(39,356)

Cash flows from discontinued operating activities	—	327,509	624,301
Net cash used in discontinued investing activities	—	(54,923)	(98,685)
Net cash used in discontinued financing activities	—	(30,216)	(106,311)

Net cash flows from discontinued operations	—	242,370	419,305

(1)	Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes cash flow movements from Sidor for the period January 1, 2007 up to December 31, 2007 and cash flow movements from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.
30 Related party transactions
The Company is controlled by San Faustín, which at December 31, 2009 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.. For commitments with Related Parties see Note 27.
The following transactions were carried out with related parties:
(i) Transactions

	Year ended December 31,
	2009	2008

(a) Sales of goods and services
Sales of goods to other related parties	40,915	109,036
Sales of services to associated parties	76	43
Sales of services to other related parties	562	1,101

	41,553	110,180

(b) Purchases of goods and services
Purchases of goods from other related parties	34,834	61,127
Purchases of services from associated parties	31,403	32,796
Purchases of services from other related parties	91,404	172,708

	157,641	266,631

(c) Financial results
Income with associated parties	581	906
Income with other related parties	118	—
Expenses with other related parties	(29)	—

	670	906

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
30 Related party transactions (continued)
(ii) Transactions involving discontinued operations
During the three-month period ended March 31, 2008, Sidor entered into several transactions with related parties outside the Ternium group. These transactions have been included within “Income from discontinued operations” in the consolidated income statement for the year ended December 31, 2008. The related amounts are described in the table below:

	Year ended December 31,
	2009	2008

Sales of goods and services to related parties/associated companies	—	14,644
Purchases of goods and services to related parties/associated companies	—	29,947
Financial income with related parties/associated companies	—	488

	—	45,079

(iii) Year-end balances

	At December 31,
	2009	2008

a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	329	1,655
Receivables from other related parties	13,128	20,271
Advances to suppliers with other related parties	15,687	27,300
Payables to associated parties	(1,775)	(1,164)
Payables to other related parties	(16,541)	(44,047)

	10,828	4,015

(b) Other investments
Time deposit	16,161	15,075

	16,161	15,075

(iv) Officers and Directors’ compensation
The aggregate compensation of Officers and Directors earned during the years ended December 31, 2009, 2008 and 2007 amounts to USD 9,471 thousand, USD 10,955 thousand and USD 9,984 thousand, respectively.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
31 Other required disclosures
(a) Statement of comprehensive income

	Cash flow hedges			Currency
	Gross			translation
	amount	Income Tax	Total	adjustment

At January 1, 2007	—	—	—	(116,171)
Increase / (Decrease)	—	—	—	(2,283)

At December 31, 2007	—	—	—	(118,454)
Increase / (Decrease)	(91,844)	25,717	(66,127)	(654,500)
Reclassification to income statement	9,270	(2,596)	6,674	—
Reclassification to discontinued operations	—	—	—	151,504

At December 31, 2008	(82,574)	23,121	(59,453)	(621,450)
Increase / (Decrease)	(19,348)	5,417	(13,931)	(93,922)
Reclassification to income statement	55,229	(14,529)	40,700	—

At December 31, 2009	(46,693)	14,009	(32,684)	(715,372)
(b) Statement of cash flows

	At December 31,
	2009	2008	2007
(i) Changes in working capital (i)

Inventories	429,122	(821,713)	(59,249)
Receivables, other investments and others	115,252	(35,031)	32,312
Trade receivables	193,677	(22,535)	68,962
Other liabilities	(67,778)	20,412	(3,543)
Trade payables	(35,094)	(212,605)	59,246

	635,179	(1,071,472)	97,728

(ii) Income tax accrual less payments
Tax accrued (Note 11)	91,314	162,704	291,345
Taxes paid	(140,656)	(251,215)	(342,816)

	(49,342)	(88,511)	(51,471)

(iii) Interest accruals less payments
Interest accrued	105,655	138,979	135,755
Interest paid	(94,949)	(223,130)	(48,175)

	10,706	(84,151)	87,580

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements
(i) IFRIC Interpretation 17, “Distributions of Non-cash Assets to Owners”
In December 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 17 “Distributions of Non-cash Assets to Owners” (“IFRIC 17”). IFRIC 17 applies to an entity that distributes assets other than cash (non-cash assets) as dividends to its owners. In those situations, an entity may also give its owners a choice of receiving either non-cash assets or a cash alternative.
An entity shall apply this Interpretation prospectively for annual periods beginning on or after 1 July 2009. Retrospective application is not permitted. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact and also apply IFRS 3 (as revised in 2008), IAS 27 (as amended in May 2008) and IFRS 5 (as amended by this Interpretation).
The Company’s management estimates that the application of IFRIC 17 will not have a material effect on the Company’s financial condition or results of operations.
(ii) IFRIC Interpretation 18, “Transfers of assets from customers”
In January 2009, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 18 “Transfers of assets from customers” (“IFRIC 18”). IFRIC 18 applies to agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to construct or acquire an item of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.
An entity shall apply this Interpretation for transfers of assets from customers received on or after 1 July 2009. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 18 will not have a material effect on the Company’s financial condition or results of operations.
(iii) Amendments to IFRIC 9 and IAS 39, “Embedded Derivatives”
In March 2009, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” and IFRIC Interpretation 9 “Reassessment of Embedded Derivatives”. The amendments clarify the accounting of embedded derivatives when a financial asset is reclassified out of the “fair value through profit or loss” category as permitted by IAS 39, as amended in October 2008. By these amendments, IFRIC 9 was amended to permit such reclassification and to clarify that an entity is required to assess whether an embedded derivative is closely related to the host contract at the date of reclassification.
Entities shall apply these amendments for annual periods beginning on or after 30 June 2009.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.
(iv) Improvements to International Financial Reporting Standards
In April 2009, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
The effective date of each amendment is included in the IFRS affected.
The Company’s management estimates that the application of this paper will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(v) Amendments to IFRS 2, “Shared-based Payments”
In June 2009, the IASB amended International Financial Reporting Standard 2 “Shared-based Payments”. The amendment clarifies the accounting of group cash-settled shared-based payment transactions, establishing that in its separate or individual financial statements, the entity receiving the goods or services shall measure the goods or services received as either an equity-settled or a cash-settled share-based payment transaction by assessing: (i) the nature of the awards granted, and (ii) its own rights and obligations.
Entities shall apply these amendments to all share-based payments within the scope of IFRS 2, retrospectively, for annual periods beginning on or after 1 January 2010. Earlier application is permitted.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
(vi) Amendments to IAS 32, “Classification of Right Issues”
In October 2009, the IASB amended International Financial Reporting Standard 32 “Financial Instruments: Presentation” (IAS 32 — amended). The amendment includes changes in the definition of a financial liability to exclude rights, options or warrants to acquire a fixed number of the entity’s own equity instruments offered pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.
Entities shall apply these amendments for annual periods beginning on or after 1 February 2010.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
(vii) IFRIC interpretation 19, “Extinguishing Financial Liabilities with Equity Instruments”
In November 2009, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments” (“IFRIC 19”). IFRIC 19 addresses the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability.
An entity shall apply this Interpretation for annual periods beginning on or after 1 July 2010. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2010, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 19 will not have a material effect on the Company’s financial condition or results of operations.
(viii) Amendments to IFRIC 14, “Prepayments of a Minimum Funding Requirement”
In November 2009, the IASB amended IFRIC Interpretation 14 “Prepayments of a Minimum Funding Requirement”. The amendments apply in limited circumstances: when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.
An entity shall apply those amendments for annual periods beginning on or after 1 January 2011. Earlier application is permitted. If an entity applies the amendments for an earlier period, it shall disclose that fact.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(ix) International Financial Reporting Standard 9, “Financial Instruments”
In November 2009, the International Accounting Standards Board issued International Financial Reporting Standard 9, “Financial Instruments” (“IFRS”). The objective of this IFRS is to establish principles for the financial reporting of financial assets that will disclose relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of the entity’s future cash flows.
An entity shall apply this IFRS for annual periods beginning on or after 1 January 2013. Earlier application is permitted. If an entity applies this IFRS in its financial statements for a period beginning before 1 January 2013, it shall disclose that fact.
The Company’s management has not assessed the potential impact that the application of IFRS 9 may have on the Company’s financial condition or results of operations.
(x) International Accounting Standard 24 (revised 2009), “Related Party Disclosures”
In November 2009, the International Accounting Standards Board issued International Accounting Standard 24 (revised 2009), “Related Party Disclosures” (the “Standard”). The objective of this Standard is to ensure that an entity’s financial statements contain the disclosures necessary to draw attention to the possibility that its financial position and profit or loss may have been affected by the existence of related parties and by transactions and outstanding balances, including commitments, with such parties.
This Standard supersedes IAS 24 Related Party Disclosures (revised 2003) and is applicable retrospectively for annual periods beginning on or after 1 January 2011. Earlier application is permitted. If an entity applies the Standard for a period beginning before 1 January 2011, it shall disclose that fact.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.
33 Financial risk management
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.
Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.
Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. These hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.
Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2009. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS

US dollar (USD)	(n/a	)	(2,124.8)	161.5
EU euro (EUR)	6.9		(3.2)	39.2
Other currencies	1.4		—	—
We estimate that if the Argentine peso and Mexican peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 19.6 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.3 billion, the currency translation adjustment included in total equity would have been USD 32.5 million lower, arising from the adjustment on translation of the equity related to the Mexican peso and the Argentine peso.
(ii) Interest rate risk
Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.
Ternium’s nominal weighted average interest rate for its debt instruments —which also includes the effect of derivative financial instruments- was 3.04% and 2.79% for 2009 and 2008, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2009 and 2008, respectively.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.1) Market Risk (continued)
(ii) Interest rate risk (continued)
Ternium’s total variable interest rate debt amounted to USD 2,311 million (99% of total borrowings) at December 31, 2009 and USD 3,040 million (93 % of total borrowings) at December 31, 2008.
If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2009, excluding borrowings with derivatives contracts mentioned in Note 25(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2009 would have been USD 7.6 million lower.
(iii) Commodity price risk
In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 27(ii).
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.
Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.
Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.
As of December 31, 2009, trade receivables total USD 437.8 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 12.8 million, credit insurance of USD 220.6 million and other guarantees of USD 12.2 million.
As of December 31, 2009, trade receivables of USD 415.2 million were fully performing.
As of December 31, 2009, trade receivables of USD 29.4 million were past due. These trade receivables as of December 31, 2009, are past due less than 3 months.
The amount of the allowance for doubtful accounts was USD 16.7 million as of December 31, 2009.
The carrying amounts of the Company’s trade and other receivables as of December 31, 2009, are denominated in the following currencies:

Currency	USD million
US dollar (USD)	284.8
EU euro (EUR)	30.2
Argentine peso (ARS)	29.3
Mexican peso (MXN)	329.1
Other currencies	2.1

675.5

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations.
Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.
The Company has not negotiated additional credit facilities.
The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2010	2011	2012	2013	Thereafter

Borrowings	539.5	497.7	1,289.5	—	—
Interests to be accrued	21.8	17.1	12.7	—	—
Trade payables and other liabilities	445.6	3.8	1.3	0.5	19.5
Derivatives financial instruments	46.2	27.3	5.8	—	—

Total	1,053.1	545.9	1,309.3	0.5	19.5

As of December 31, 2009 total borrowings less cash and cash equivalents and other investments amounted to USD 184.1 million.
1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.27 and 0.37 as of December 31, 2009 and 2008, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non financial assets and liabilities such as advanced payments and income tax payables, are not included.

		Assets at fair
At December 31, 2009	Loans and	value through
(in USD thousands)	receivables	profit and loss	Derivatives	Total

(i) Assets as per statement of financial position
Receivables	37,414	—	—	37,414
Derivative financial instruments	—	—	1,588	1,588
Trade receivables	437,835	—	—	437,835
Other investments	46,844	16,161	—	63,005
Cash and cash equivalents	75,050	2,020,748	—	2,095,798

Total	597,143	2,036,909	1,588	2,635,640

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
2) Financial instruments by category and fair value hierarchy level (continued)

		Other
At December 31, 2009		financial
(in USD thousands)	Derivatives	liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	82,085	82,085
Trade payables	—	388,580	388,580
Derivative financial instruments	78,710		78,710
Borrowings	—	2,326,729	2,326,729

Total	78,710	2,797,394	2,876,104

Trade payables, borrowings and other liabilities are carried at amortized cost. These amounts do not differ significantly from fair value.
Fair Value by Hierarchy
Following the requirements contained in paragraph 27B of IFRS 7, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	Fair value measurement at December 31, 2009
	(in USD thousand):
Description	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss
Cash and cash equivalents	2,020,748	1,860,608	160,140	—
Other investments	16,161	16,161	—	—
Derivatives financial instruments	1,588	—	1,588	—

Total assets	2,038,497	1,876,769	161,728	—

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	78,710	—	78,710	—

Total liabilities	78,710	—	78,710	—

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.
3) Accounting for derivative financial instruments and hedging activities
Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
3) Accounting for derivative financial instruments and hedging activities (continued)
For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2009, the effective portion of designated cash flow hedges amounts to USD 32.7 million (net of taxes for USD 14.0 million) and is included as “Cash flow hedges” line item in the statement of comprehensive income.
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.
4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.
As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.
In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.
34 Subsequent Events: Acquisition of business
On April 8, 2010 Ternium S.A. has entered into a definitive agreement to acquire a 54% ownership interest in Colombia-based Ferrasa through a capital contribution in the amount of USD 74.5 million. Upon completion of this transaction, Ferrasa will have a 100% ownership interest in Sidecaldas, Figuraciones and Perfilamos del Cauca.
Ferrasa is a leading long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos del Cauca manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector.
The transaction, which is subject to Colombian antitrust clearance and other customary conditions, is expected to close in the third quarter of 2010. Upon its completion Ferrasa is expected to have consolidated financial debt of approximately USD 120 million.
Ternium also has agreed to purchase a 54% ownership interest in Ferrasa Panamá for USD 0.5 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.
In addition, the former controlling shareholders will have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.
Pablo Brizzio
Chief Financial Officer

Audited Annual Accounts
as at December 31, 2009
Ternium S.A.
Société Anonyme
46a, Avenue John F. Kennedy, 2nd floor
L-1855 Luxembourg
R.C.S. Luxembourg B-98-668

Management Report
The board of directors of Ternium S.A. (the “Company”) submits the annual accounts for the fiscal year ended December 31, 2009 in accordance with article 20 of the Company’s articles of association and Luxembourg applicable laws and regulations.
The Company
The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxembourg starting January 1, 2006.
On January 11, 2006, the Company announced that it had filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission related to its proposed initial public offering of 24,844,720 American Depositary Shares (“ADSs”), each representing ten shares of common stock.
Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.
Results for the year
Profit for the year ended December 31, 2009 totaled USD 78.1 million.
Income for the year 2009 totaled USD 697.4 million:
a)
Dividends obtained by the Company totaled USD 643.6 million, from its investments in Ylopa — Serviços de Consultadoria Lda. (USD 495.1 million), Ternium Internacional S.A. (USD 80.0 million), Ternium Procurement S.A. (USD 60.0 million), and Ternium Treasury Services S.A. (USD 8.5 million).

b)	Interest earnings from financial investments and interests earned on the financial receivable with Corporación Venezolana de Guayana (CVG) amounted to USD 53.6 million.

c)	Realized gain from the liquidation of affiliated undertakings amounted to USD 0.1 million.
Charges for the year 2009 totaled USD 619.3 million, principally due to:
a)
Losses from investments in affiliated undertakings totaled USD 597.8 million, from the investment in Ylopa — Serviços de Consultadoria Lda., which distributed a significant portion of its net assets as dividends thus leaving the investment valuation at cost in Ternium S.A.’s books irrelevant.

b)	Loss from net foreign exchange transactions amounted to USD 1.6 million.

c)	Administrative and general expenses totaled USD 15.2 million, amortization of formation expenses USD 4.7 million and taxes USD 0.1 million.
As of December 31, 2009, the Company had investments in affiliated companies for USD 3,375 million.
Detailed below are modifications of investments in affiliated companies (not including dividends received) for the last two years:
•
On April 22, 2008, the Company and Prosid Investments S.C.A. (a partially owned subsidiary of the Company through its participation in Siderar S.A.I.C.) entered into an agreement to increase the equity of Ylopa — Serviços de Consultadoria. Both the Company and Prosid Investments transferred to Ylopa — Serviços de Consultadoria their participation in Amazonia. As a result of this transaction, the Company reduced its direct participation in Ylopa from 88.89% to 85.62% and booked a loss for a total amount of USD 0.5 million, and Prosid Investments increased its participation in Ylopa from 11.11% to 14.38%.

•
On June 18, 2008, Ternium Internacional S.A. paid an in-kind dividend to the Company (which is its sole shareholder) consisting of 100% of the outstanding share capital of Ternium International Inc. (Panama) for a total value of USD 5.0 million.

•	On July 9, 2008, the Company made a cash contribution of USD 20,000 to its newly acquired wholly owned subsidiary Dirken Company S.A.

•
On October 31, 2008, the Company approved the spin-off of the investments held by Ternium Internacional S.A. in Ternium Internacional España S.L.U. and Ternium Brasil S.A. On the same day, Ternium S.A. transferred these investments to Dirken Company S.A. As a result of this transaction, the cost of the Company’s investment in Dirken Company S.A. increased by USD 1.7 billion and the cost of its investment in Ternium Internacional S.A. decreased by the same amount.

•
On December 18, 2008, the Company transferred its ownership in Siderar S.A.I.C. (representing a 60.93% equity interest in that company) to Dirken Company S.A., which in turn contributed such asset into Ternium Internacional España S.L.U. As a result of this transaction, the Company increased its investment in Dirken Company S.A. by USD 1,468,053,310 and decreased its investment in Siderar S.A.I.C. by USD 1,475,154,500, generating a net loss of USD 7,101,190 from this transfer of shares.

•
On March 31, 2009 Fasnet International S.A. was liquidated, distributing its only asset consisting of USD 146,017 in cash, to the Company (which was its sole shareholder), generating a gain for the Company of USD 136,017.

•
On August 19, 2009 Ylopa transferred to the Company -in the proportion of the Company’s share in Ylopa’s equity- the rights under a financial receivable with Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity) derived from the sale of Ylopa’s interest in Sidor C.A. through its subsidiary Consorcio Siderurgia Amazonia S.L.U. The fair value of the Company’s share in the rights of this financial receivable at the date of transfer of rights was USD 1,020,384,464. The transfer —together with a cash payment of USD 147,486,145- was carried out by means of a capital reduction of USD 1,015,224,954 and a dividend declared on the same date for the amount of USD 152,645,656. In addition, on May 7, 2009, Ylopa declared and paid a cash dividend in the amount of USD 342,482,680. After recording these transactions, the book value of Ternium’s investment in Ylopa was reduced to USD 672,966,624. This amount exceeded the recoverable value of the investment by USD 597,762,103 and, accordingly, the Company booked an impairment loss for that amount at December 31, 2009.

A summary of changes in the book value of the investment is included below, together with a detail of gains and losses derived from Ternium’s investment in Ylopa during the year ended December 31, 2009:

USD
Book value at 31-12-2008	1,688,191,578
Capital reduction	(1,015,224,954)
Impairment loss	(597,762,103)

Book value at 31-12-2009	75,204,521

Dividend Income	495,128,336
Impairment loss	(597,762,103)

Loss from investments in affiliated undertakings	(102,633,767)

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2009 consist of:

		% of	Book value at	Net Additions/	Book value at
		beneficial	12.31.2008	(Decreases)	12.31.2009
Company	Country	ownership	USD	USD	USD
Ylopa — Serviços de Consultadoria Lda. (See Note 2)	Portugal	85.62%	1,688,191,578	(1,612,987,057)	75,204,521

Dirken Company S.A.	Uruguay	100%	3,168,073,310	—	3,168,073,310

Ternium Internacional S.A.	Uruguay	100%	120,000,000	—	120,000,000

Fasnet International S.A. (See Note 2)	Panama	100%	10,000	(10,000)	—

Ternium Treasury Services S.A.	Uruguay	100%	3,000,000	—	3,000,000

Ternium International Inc.	Panamá	100%	5,000,000	—	5,000,000

Ternium Procurement S.A. (formerly Alvory S.A.)	Uruguay	100%	4,147,658	—	4,147,658

Shares in affiliated undertakings			4,988,422,546	(1,612,997,057)	3,375,425,489

Pablo Brizzio
Chief Financial Officer

Independent Auditor’s report
To the Shareholder(s) of
Ternium S.A.
Report on the annual accounts
We have audited the accompanying annual accounts of Ternium S.A., which comprise the balance sheet as at December 31, 2009, and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.
Board of Directors’ responsibility for the annual accounts
The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the “Institut des Réviseurs d’Entreprises”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the Auditor’s judgment, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the Auditor considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, these annual accounts give a true and fair view of the financial position of Ternium S.A. as of December 31, 2009 and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of annual accounts.
Report on other legal and regulatory requirements
The management report, which is the responsibility of the Board of Directors, is in accordance with the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, May 4, 2010
Réviseur d’entreprises
Represented by
Mervyn R. Martins

Balance sheets as at December 31, 2009 and 2008
(expressed in United States Dollars)

		12/31/2009	12/31/2008
	Notes	USD	USD
ASSETS

Formation expenses	5	4,658,914	9,317,828

		4,658,914	9,317,828

Fixed assets

Financial assets	6
- Shares in affiliated undertakings		3,375,425,489	4,988,422,546

		3,375,425,489	4,988,422,546

Current assets

Debtors
- Sidor Financial Asset	3	825,690,664	—
- Other receivables		21,604	22,710

		825,712,268	22,710

Cash at banks, cash in hand and cash equivalents	7
- with affiliated undertakings		1,155,630,978	283,632,241
- with third parties		124,774	98,498

		1,155,755,752	283,730,739

Total assets		5,361,552,423	5,281,493,823

The accompanying notes are an integral part of these annual accounts.

Balance sheets as at December 31, 2009 and 2008 (Contd.)
(expressed in United States Dollars)

		12/31/2009	12/31/2008
	Notes	USD	USD

LIABILITIES
Shareholders’ equity	8
- Share capital		2,004,743,442	2,004,743,442
- Legal reserve	9	200,474,346	200,474,346
- Distributable reserves		201,674,465	201,674,465
- Non distributable reserves		1,414,121,505	1,414,121,505
- Retained earnings		1,457,281,246	1,231,826,086
- Profit for the year		78,097,648	225,455,160

		5,356,392,652	5,278,295,004

Provisions
- Becoming due and payable after more than one year		2,543,665	—

		2,543,665	—
Creditors
- Becoming due and payable within one year	10	977,081	1,417,226

Other creditors
- Becoming due and payable within one year		1,639,025	1,781,593

		2,616,106	3,198,819

Total liabilities		5,361,552,423	5,281,493,823

The accompanying notes are an integral part of these annual accounts.

Profit and loss accounts for the years ended
December 31, 2009 and 2008
(expressed in United States Dollars)

		12/31/2009	12/31/2008
	Note	USD	USD
CHARGES
Amortization of formation expenses	5	4,658,914	5,540,859

Administrative and general expenses	12	15,166,928	13,279,020

Interest expense		—	2,621,384

Realized loss on exchange		1,632,958	—

Realized loss from the transfer of shares in affiliated undertakings	2	—	7,601,297

Losses from investments in affiliated undertakings	2	597,762,103	—

Taxes (Other than income taxes)	11	66,402	207,764

Profit for the year		78,097,648	225,455,160

Total charges		697,384,953	254,705,484

INCOME

Realized gain from the transfer of shares in affiliated undertakings	2	136,017	—

Interest income	13	53,620,600	9,722,328

Realized gain on exchange		—	2,409,203

Dividends income	14	643,628,336	242,573,953

Total income		697,384,953	254,705,484

The accompanying notes are an integral part of these annual accounts.

Notes to the Accounts (Contd.)
Notes to the accounts
Note 1 — Business of the Company
Ternium S.A. (the “Company” or “Ternium”) was incorporated on December 22, 2003 as a Luxembourg société anonyme holding under the law of August 10, 1915 relating to commercial companies and the law of July 31, 1929 relating to holding companies for an unlimited period.
The registered office of the Company is established in Luxembourg. The Company’s financial year starts on January 1 and ends on December 31 of each year.
Ternium’s ADS began trading on the New York Exchange under the symbol “TX” on February 1, 2006.
The Company’s objective is to invest in companies that manufacture, process and distribute flat and long steel products, providing raw materials for several industrial activities.
The Company also prepares consolidated annual accounts, which are published according to the provisions of the law and that are available at the registered office of the Company, 46a, Avenue John F. Kennedy — 2nd floor, L-1855, Luxembourg.
Note 2 — Acquisition of business
On April 22, 2008, the Company and Prosid Investments S.C.A. (a partially owned subsidiary of the Company through its participation in Siderar S.A.I.C.) entered into an agreement to increase the equity of Ylopa — Serviços de Consultadoria. Both the Company and Prosid Investments transferred to Ylopa — Serviços de Consultadoria their participation in Amazonia. As a result of this transaction, the Company reduced its direct participation in Ylopa from 88.89% to 85.62% and booked a loss for a total amount of USD 0.5 million, and Prosid Investments increased its participation in Ylopa from 11.11% to 14.38%.
On June 18, 2008, Ternium Internacional S.A. paid an in-kind dividend to the Company (which is its sole shareholder) consisting of 100% of the outstanding share capital of Ternium International Inc. (Panama) for a total value of USD 5.0 million.
On July 9, 2008, the Company made a cash contribution of USD 20,000 to its newly acquired wholly owned subsidiary Dirken Company S.A.
On October 31, 2008, the Company approved the spin-off of the investments held by Ternium Internacional S.A. in Ternium Internacional España S.L.U. and Ternium Brasil S.A. On the same day, Ternium S.A. transferred these investments to Dirken Company S.A. As a result of this transaction, the cost of the Company’s investment in Dirken Company S.A. increased by USD 1.7 billion and the cost of its investment in Ternium Internacional S.A. decreased by the same amount.
On December 18, 2008, the Company transferred its ownership in Siderar S.A.I.C. (representing a 60.93% equity interest in that company) to Dirken Company S.A., which in turn contributed such asset into Ternium Internacional España S.L.U. As a result of this transaction, the Company increased its investment in Dirken Company S.A. by USD 1,468,053,310 and booked a loss for a total amount of USD 7.1 million.
On March 31, 2009 Fasnet International S.A. was liquidated, distributing its only asset consisting of USD 146,017 in cash, to the Company (which was its sole shareholder), generating a gain for the Company of USD 136,017.

Notes to the Accounts (Contd.)
Note 2 — Acquisition of business (Contd.)
On August 19, 2009 Ylopa transferred to the Company -in the proportion of the Company’s share in Ylopa’s equity- the rights under a financial receivable with Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity) derived from the sale of Ylopa’s interest in Sidor C.A. through its subsidiary Consorcio Siderurgia Amazonia S.L.U. The fair value of the Company’s share in the rights of this financial receivable at the date of transfer of rights was USD 1,020,384,464. The transfer —together with a cash payment of USD 147,486,145- was carried out by means of a capital reduction of USD 1,015,224,954 and a dividend declared on the same date for the amount of USD 152,645,655. In addition, on May 7, 2009, Ylopa declared and paid a cash dividend in the amount of USD 342,482,680. After recording these transactions, the book value of Ternium’s investment in Ylopa was reduced to USD 672,966,624. This amount exceeded the recoverable value of the investment by USD 597,762,103 and, accordingly, the Company booked an impairment loss for that amount at December 31, 2009. A summary of changes in the book value of the investment is included below, together with a detail of gains and losses derived from Ternium’s investment in Ylopa during the year ended December 31, 2009:

USD
Book value at 31-12-2008	1,688,191,578
Capital reduction	(1,015,224,954)
Impairment loss	(597,762,103)

Book value at 31-12-2009	75,204,521

Dividend Income (Note 14)	495,128,336
Impairment loss	(597,762,103)

Loss from investments in affiliated undertakings	(102,633,767)
Note 3 — Sidor Nationalization Process
On March 31, 2008, the Company indirectly controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest. This resolution authorized the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, the Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation of, and the Executive Branch would order the expropriation of, the shares of the relevant companies in accordance with the Venezuelan Expropriation Law.

Notes to the Accounts (Contd.)
Note 3 — Sidor Nationalization Process (Contd.)
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million is being paid in six equal quarterly instalments beginning in August 2009 until November 2010, while the second tranche of USD 626 million will be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. While the first two instalments were paid upon maturity, the third instalment, due on February 8, 2010 had a twenty three days delay, and was paid on March 3, 2010. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.
At December 31, 2009, the carrying amount of the Sidor financial asset (following the receipt of USD 953.6 million cash payments) amounted to USD 964.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG. The receivable held directly by Ternium S.A. totals USD 825.7 million, representing 85.62% of the total amount due by CVG, with the remaining 14.38% (or USD 138.7 million) being held by Prosid Investments S.C.A.
At December 31, 2009 the Company recorded a gain in the amount of USD 51.1 million included in “Interest income” in the profit and loss account. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
Note 4 — Summary of significant accounting policies
4.1 Basis of preparation
The annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements and accounting standards on a basis consistent to that used in the previous year.
4.2 Foreign currency translation
Financial assets, current and non-current assets and debts denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction. Only realized exchange gains and losses and unrealized losses are accounted for in the profit and loss accounts.
4.3 Formation expenses
IPO expenses are amortized on a straight-line method over a period of 5 years.
Capitalized debt issue costs are amortized over the life of the respective debt.

Notes to the Accounts (Contd.)
Note 4 — Summary of significant accounting policies (Contd.)
4.4 Financial assets
Shares in affiliated undertakings are stated at cost less accumulated impairment charges.
In case of other than temporary decline in the value of an investment, its carrying value is reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist. At December 31, 2009 an impairment provision over the investment in Ylopa was recorded for the amount of USD 597,762,103. At December 31, 2008 no impairment provisions were recorded.
Loans to affiliated undertakings are stated at nominal value plus accrued interest at year end.
4.5 Receivables and payables
Receivables and payables are valued at their nominal value.
4.6 Sidor Financial Asset
The financial asset held against CVG for the sale of Sidor was initially valued at its fair value. Subsequently, this financial asset was measured at amortised cost using the effective interest rate.
Note 5 — Formation expenses

	December 31,	December 31,
	2009	2008
	USD	USD

Gross amount
- at the beginning of the year	24,327,477	24,327,477

- at the end of the year	24,327,477	24,327,477

Amortization
- at the beginning of the year	15,009,649	9,468,790

- charge for the year — IPO expenses	4,658,914	4,658,914
- charge for the year — debt issue costs	—	881,945

Total charge for the year	4,658,914	5,540,859

- at the end of the year	19,668,563	15,009,649

Net book value at the end of the year	4,658,914	9,317,828

Notes to the Accounts (Contd.)
Note 6 — Financial assets
- Shares in affiliated undertakings
Ternium’s investments in affiliated undertakings at December 31, 2009 were as follows:

		% of	Book value at	Net Additions/	Book value at
		beneficial	12.31.2008	(Decreases)	12.31.2009
Company	Country	ownership	USD	USD	USD
Ylopa — Serviços de Consultadoria Lda. (See Note 2)	Portugal	85.62%	1,688,191,578	(1,612,987,057)	75,204,521
Dirken Company S.A.	Uruguay	100%	3,168,073,310	—	3,168,073,310
Ternium Internacional S.A.	Uruguay	100%	120,000,000	—	120,000,000
Fasnet International S.A. (See Note 2)	Panama	100%	10,000	(10,000)	—
Ternium Treasury Services S.A.	Uruguay	100%	3,000,000	—	3,000,000
Ternium International Inc.	Panamá	100%	5,000,000	—	5,000,000
Ternium Procurement S.A. (formerly Alvory S.A.)	Uruguay	100%	4,147,658	—	4,147,658

Shares in affiliated undertakings			4,988,422,546	(1,612,997,057)	3,375,425,489

Note 7 — Cash at banks, cash in hand and cash equivalents

	December 31, 2009	December 31, 2008
	USD	USD
- with affiliated undertakings
T.T.S. — Time deposits denominated in USD	1,155,630,978	283,632,241

	1,155,630,978	283,632,241

- with third parties
Citibank, New York — DDA account denominated in USD	—	54,488
Citibank, London — DDA account denominated in USD	53,899	—
Citibank, London — DDA account denominated in Euros	61,466	34,382
Investments in securities in USD	6,394	6,656
Petty Cash	3,015	2,972

	124,774	98,498

Total cash at banks, cash in hand and cash equivalents	1,155,755,752	283,730,739

Notes to the Accounts (Contd.)
Note 8 — Shareholders’ equity

	Share	Legal	Distrib.	Non-distrib.	Retained	Profit for	Shareholders’
	Capital	Reserve	Reserves	Reserves	earnings	the year	Equity
	USD

Balance at the beginning of the year	2,004,743,442	200,474,346	201,674,465	1,414,121,505	1,231,826,086	225,455,160	5,278,295,004
Allocation of previous year results (1)					225,455,160	(225,455,160)	—
Profit for the year						78,097,648	78,097,648

Balance at the end of the year	2,004,743,442	200,474,346	201,674,465	1,414,121,505	1,457,281,246	78,097,648	5,356,392,652

(1)	As approved by the Annual General Meeting of Shareholders held on June 3, 2009.
The authorized capital of the Company amounts to USD 3,500 million. The total authorized share capital of the Company is represented by 3,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2009 was 2,004,743,442 shares with a par value of USD 1 per share.

Notes to the Accounts (Contd.)
Note 9 — Restrictions on the distribution of profits
In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. At December 31, 2009, this reserve reached the above-mentioned threshold. The legal reserve is not available for distribution to shareholders.
Note 10 — Amounts owed to affiliated undertakings

	December 31, 2009	December 31, 2008
	USD	USD
Current
Siderar S.A.I.C.	977,081	1,397,226
Dirken Company S.A.	—	20,000

Total Current	977,081	1,417,226
Note 11 — Taxes
The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006. The Company recorded a USD 66,402 charge in this connection during the year ended December 31, 2009.
On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.
Note 12 — Administrative and general expenses

	December 31, 2009	December 31, 2008
	USD	USD

Services and fees	13,502,613	11,613,311
Other expenses	1,664,315	1,665,709

Total	15,166,928	13,279,020
Note 13 — Interest income
Interest income totaled USD 53.6 million as a result of interest accrued on the receivable with CVG (USD 51.1 million) and financial investments held with T.T.S. (USD 2.5 million)

Notes to the Accounts (Contd.)
Note 14 — Dividends income

	December 31, 2009	December 31, 2008
	USD	USD
Consorcio Siderurgia Amazonia S.L.U. (Spain)	—	64,720,318
Ylopa — Serviços de Consultadoria Lda. (Madeira)	495,128,336	—
Siderar S.A.I.C. (Argentina)	—	30,253,635
Ternium Treasury Services S.A. (Uruguay)	8,500,000	11,000,000
Ternium Procurement S.A. (Uruguay)	60,000,000	7,900,000
Ternium Internacional S.A. (Uruguay)	80,000,000	128,700,000

Total	643,628,336	242,573,953
Note 15 — Parent Company
The Company is controlled by San Faustín N.V. which at December 31, 2009 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such us the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.
Note 16 — Subsequent Events: Acquisition of business
On April 8, 2010 Ternium S.A. has entered into a definitive agreement to acquire a 54% ownership interest in Colombia-based Ferrasa through a capital contribution in the amount of USD 74.5 million. Upon completion of this transaction, Ferrasa will have a 100% ownership interest in Sidecaldas, Figuraciones and Perfilamos del Cauca.
Ferrasa is a leading long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos del Cauca manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector.
The transaction, which is subject to Colombian antitrust clearance and other customary conditions, is expected to close in the third quarter of 2010. Upon its completion Ferrasa is expected to have consolidated financial debt of approximately USD 120 million.
Ternium also has agreed to purchase a 54% ownership interest in Ferrasa Panamá for USD 0.5 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.
In addition, the former controlling shareholders will have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.
Pablo Brizzio
Chief Financial Officer

ANNUAL GENERAL MEETING OF SHAREHOLDERS
1.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2009.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2009.
5.	Election of the members of the Board of Directors.

6.	Compensation of the members of the Board of Directors

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2010 and approval of their fees

8.	Authorization to the Company, or any subsidiary, from time to time to purchase, acquire or receive shares of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

9.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

10.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

Ternium S.A.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
1.	Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:
•	the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting;

•	the renewal of the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve;

•	the renewal of the authorization to the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

•	decision that for as long as (but only for as long as) the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):
a)	any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); and

b)	any issuance of shares against a contribution other than in cash; and

c)	any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and

d)	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association) (collectively, the “Beneficiaries”), including without limitation the direct issue of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).
•	the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders and related waiver; and

•	amendment of article 5 of the articles of association of the Company to reflect the resolutions on this item of the agenda.

▲   FOLD AND DETACH HERE   ▲

Please mark your votes as indicated in this example	X

ANNUAL GENERAL MEETING OF SHAREHOLDERS

	FOR	AGAINST	ABSTAIN

1.

2.

3.

4.

5.

	FOR	AGAINST	ABSTAIN

6.

7.

8.

9.

10.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

	FOR	AGAINST	ABSTAIN

1.

RESTRICTED SCAN LINE AREA	Mark Here for Address Change or Comments SEE REVERSE

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
Signature	Signature	Date

▲   FOLD AND DETACH HERE   ▲

TERNIUM S.A.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. on May 28, 2010)
               The undersigned, Owner of one or more American Depositary Receipts (“ADRs”) of TERNIUM S.A., (the “Company”), hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 28, 2010, at the Annual General Shareholders’ Meeting of the Company to be held on June 2, 2010, at 2:30 p.m. (Central European Time) and at the Extraordinary General Shareholders’ Meeting which will be held immediately upon conclusion of the Annual General Meeting, both meetings will take place at the Company’s registered office in Luxembourg, located at 46A, Avenue John F. Kennedy L-1855 Luxembourg, and at any adjournment or postponement thereof, as specified on the reverse side. If no instruction is received, a discretionary proxy will be given to a person designated by the Company to vote such Deposited Securities.
NOTES:
1. Please direct the Depositary how to vote by placing an X in the appropriate box opposite the resolutions

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249
(Continued and to be marked, dated and signed, on the other side)